SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "**Subscription Agreement**") is entered into this 16th day of June, 2025, by and between PureCycle Technologies, Inc., a corporation incorporated and existing under the laws of the State of Delaware (the "**Company**"), and the undersigned ("**Subscriber**").

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (as amended from time to time, the "**Certificate of Incorporation**"), authorizes the issuance of 475,000,000 shares of capital stock, consisting of 450,000,000 shares of common stock, par value $0.001 per share ("**Common Stock**"), and 25,000,000 shares of preferred stock, par value $0.001 per share ("**Preferred Stock**") ;

WHEREAS, the Common Stock is listed on the Nasdaq Stock Market LLC ("**Nasdaq**") under the ticker symbol "PCT";

WHEREAS, the Company authorized the issuance of 100,000 shares of Series A Preferred Stock, par value $0.001 per share ("**Series A Preferred Stock**"), on September 13, 2024 and 50,000 shares of the Series A Preferred Stock is issued and outstanding as of the date hereof;

WHEREAS, the Company intends to issue a new series of Preferred Stock, which shall be designated "Series B Convertible Perpetual Preferred Stock" ("**Convertible Preferred Stock**") and shall have the designations, powers, preferences, rights, qualifications, limitations and restrictions as set forth in substantially the form of Certificate of Designations attached hereto as Exhibit A (the "**Certificate of Designations**");

WHEREAS, Subscriber desires to subscribe for and to purchase from the Company that number shares of Convertible Preferred Stock set forth on the signature page hereto (the "**Preferred Shares**"), for the aggregate purchase price set forth on the signature page hereto (the "**Purchase Price**"), which payment (other than the aggregate par value of the Convertible Preferred Stock) will be directed to the Company, and the Company desires to issue and sell to Subscriber the Preferred Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

WHEREAS, the Preferred Shares are being issued and sold to Subscriber in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"); and

WHEREAS, certain other "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act) and "accredited investors" (within the meaning of Rule 501(a) under the Securities Act) have entered into separate subscription agreements with the Company ("**Other Subscription Agreements**"), pursuant to which all such investors (the "**Other Subscribers**") have, together with Subscriber pursuant to this Subscription Agreement, agreed to purchase an aggregate of up to 300,000 shares of Convertible Preferred Stock, at an aggregate purchase price of $300 million.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.   Subscription. Subject to the terms and conditions hereof (including without limitation the satisfaction or waiver of the conditions to closing set forth in Section 3.2), Subscriber hereby irrevocably subscribes for, and the Company hereby agrees to issue to Subscriber, upon the payment of the Purchase Price, the Preferred Shares on the terms and subject to the conditions set forth herein (such subscription and issuance, the "**Subscription**").   The proceeds from the Subscription shall be used by the Company for working capital and other general corporate purposes.

2.   Representations, Warranties and Agreements.

2.1   Subscriber's Representations, Warranties and Agreements. To induce the Company to issue the Preferred Shares to Subscriber, Subscriber hereby represents and warrants to the Company and agrees with the Company as follows:

2.1.1   To the extent Subscriber is an entity, Subscriber has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2   This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (b) principles of equity, whether considered at law or equity.

2.1.3   The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated in this Subscription Agreement will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders' equity or results of operations of Subscriber, taken as a whole (a "**Subscriber Material Adverse Effect**"), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (b) result in any violation of the provisions of the organizational documents of Subscriber; (c) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement; or (d) result in the violation of the provisions of the Subscriber's investment policies or guidelines applicable thereto.

2.1.4   Subscriber (a) is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth in Schedule A, (b) is acquiring the Preferred Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Preferred Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (c) is not acquiring the Preferred Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Preferred Shares. Subscriber further acknowledges that it is an Institutional Account as defined in FINRA Rule 4512(c) and accordingly, the offering to the Subscriber meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.5   Subscriber understands that the Preferred Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Preferred Shares have not been registered under the Securities Act. Subscriber understands that the Preferred Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber, any investment fund or managed account managed by the same investment adviser as Subscriber or having the same general partner or an affiliated general partner (each "**Subscriber Affiliate**") absent an effective registration statement under the Securities Act with respect to the Preferred Shares or an opinion of counsel reasonably satisfactory to the Company that such registration statement is not required and an applicable exemption from the registration requirements of the Securities Act is available, and that any certificates or book entries representing the Preferred Shares may contain a legend to such effect. Subscriber understands and agrees that the Preferred Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Preferred Shares and may be required to bear the financial risk of an investment in the Preferred Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Preferred Shares.

2.1.6   Subscriber acknowledges that no representations, warranties, covenants and agreements are being made to Subscriber by the Company or any of its officers, affiliates, directors, agents or advisors expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

2.1.7   Subscriber represents and warrants that (a) it is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended, or (b) its acquisition and holding of the Preferred Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.8   In making its decision to purchase the Preferred Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review, and ask questions with respect to, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Preferred Shares and made its own assessment and is satisfied concerning the relevant tax, legal and other economic considerations, and received such professional advice it deems appropriate, relevant to Subscriber's investment in the Preferred Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the documents, including the offering materials, provided to Subscriber by the Company. Subscriber represents and agrees that Subscriber has had the full opportunity to ask such questions, and has received such answers and obtained such information regarding the Company as Subscriber has deemed necessary and adequate to make an investment decision with respect to the Preferred Shares.

2.1.9   Subscriber acknowledges that the Company represents and warrants that the Preferred Shares (a) were not offered by any form of general solicitation or general advertising and (b) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any other federal, state or foreign securities laws. Subscriber represents and acknowledges that it has not been solicited by or through anyone other than the Company or, on the Company's behalf, J.P. Morgan Securities LLC and Cantor Fitzgerald & Co. (together, the "**Placement Agents**"), who have been engaged as placement agents for the offering of the Preferred Shares with respect to Subscribers who are not natural persons.

2.1.10   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Preferred Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Preferred Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

2.1.11   Subscriber represents and acknowledges that Subscriber has such knowledge and experience in financial, investment and business matters as to be capable of evaluating the merits and risks of the investment in the Preferred Shares independently and, without reliance on the Placement Agents, has adequately analyzed and fully considered the risks of an investment in the Preferred Shares and determined that the Preferred Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber's investment in the Company. Subscriber further acknowledges specifically that a possibility of total loss of investment exists and that it is able to fend for itself in the transactions contemplated in this Subscription Agreement.

2.1.12   Subscriber understands and agrees that no federal, state or other agency has passed upon or endorsed the merits of the offering of the Preferred Shares or made any findings or determination as to the fairness of this investment.

2.1.13   Subscriber represents and warrants that neither Subscriber, nor any director or officer of Subscriber, nor to the knowledge of Subscriber, any employee, agent, affiliate or representative of Subscriber or any director or officer of any of its controlled subsidiaries is

(a) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") or in any Executive Order issued by the President of the United States and administered by OFAC ("**OFAC List**"), or a person or entity that is the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authorities ("**Sanctions**"), (b) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (c) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank, or (d) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the so-called Donetsk People's Republic, or the so-called Luhansk People's Republic or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, and the Crimea region, Cuba, Iran, North Korea and Syria). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the "**BSA**"), as amended by the USA PATRIOT Act of 2001 (the "**PATRIOT Act**"), and its implementing regulations (collectively, the "**BSA/PATRIOT Act**"), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, it maintains policies and procedures reasonably designed for the screening of its investors against Sanctions and the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Preferred Shares were legally derived.

2.1.14 Subscriber has, and at the Closing will have, sufficient available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.15 [Reserved].

2.1.16 Subscriber agrees that Subscriber shall provide to the Company at the time of executing this Subscription Agreement a properly completed and duly executed U.S. Internal Revenue Service Form W-9, W-8BEN, W-8BEN-E, W-8EXP, W-8ECI, or W-8IMY and any related withholding certificates and/or withholding statements (as each may be amended from time to time), as applicable, or successor or additional forms thereto, together with any required supporting documentation. Subscriber shall update the Company and provide the Company with a new properly completed U.S. Internal Revenue Service Form, within 30 days of a change in circumstances that makes any information provided on such U.S. Internal Revenue Service Form incorrect or incomplete. Subscriber also agrees that Subscriber shall provide to the Company at the time of executing this Subscription Agreement and from time to time thereafter upon the reasonable request of the Company and at the time or times prescribed by applicable law, executed copies of any other form or documentation prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding tax, to permit the Company to determine the withholding or deduction required to be made with respect to distributions and deemed distributions with respect to Subscriber, including, but not limited to, any documentation relating to the application of Section 899 of the Internal Revenue Code of 1986, as amended (as proposed in the One Big Beautiful Bill Act, H.R. 1, Report No. 119-106 (May 20, 2025)) or any substantially similar provision, in each case, as finally enacted, or any substantially similar amended or successor provision.

2.1.17   With respect to Subscribers who are not natural persons and who are selling in reliance on Rule 144A, Subscriber agrees that Subscriber will solicit offers for the Preferred Shares only from, and will offer the Preferred Shares only to persons whom the Subscriber reasonably believes to be "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act) or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to the Subscriber that each such account is a qualified institutional buyers, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in transactions under Rule 144A.

2.1.18   Subscriber agrees that Subscriber will take reasonable steps to inform persons acquiring Preferred Shares from the Subscriber that the Preferred Shares (A) have not been and will not be registered under the Securities Act, (B) are being sold to them without registration under the Securities Act in reliance on Rule 144A or in accordance with another exemption from registration under the Securities Act, as the case may be, and (C) may not be offered, sold or otherwise transferred except (1) to the Company, or (2) in accordance with (x) Rule 144A to a person whom the seller (with respect to sellers who are not natural persons) reasonably believes to be a qualified institutional buyer that is purchasing such Preferred Shares for its own account or for the account of a qualified institutional buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (y) pursuant to another available exemption from registration under the Securities Act.

2.2   Company's Representations, Warranties and Agreements. To induce Subscriber to purchase the Preferred Shares, the Company hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1   The Company has been duly incorporated and is validly existing as a corporation in good standing under the Delaware General Corporation Law (the "**DGCL**"), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2   The Preferred Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Preferred Shares in accordance with the terms of this Subscription Agreement and registered with the Company's transfer agent, the Preferred Shares will be validly issued, fully paid and non-assessable and the Preferred Shares will not have been authorized in violation of or subject to any preemptive or similar rights created under the Certificate of Incorporation, under the Certificate of Designations, or under the DGCL. The Company has reserved from its duly authorized capital stock the maximum number of shares of Convertible Preferred Stock issuable pursuant to the Certificate of Designations.

2.2.3   The shares of Common Stock issuable upon conversion of the Preferred Shares (the "**Preferred Stock Common Shares**"), if any, when and if issued in accordance with the terms of the Certificate of Designations and the Subscription Agreement and registered with the Company's transfer agent, will be validly issued, fully paid and non-assessable and the Preferred Stock Common Shares will not have been authorized in violation of or subject to any preemptive or similar rights created under the Certificate of Incorporation, under the Certificate of Designations, or under the DGCL. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable pursuant to the Certificate of Designations.

2.2.4   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (b) principles of equity, whether considered at law or equity.

2.2.5   The execution, delivery and performance of this Subscription Agreement (including compliance by the Company with all of the provisions hereof), the issuance and sale of the Preferred Shares and the consummation of the other transactions contemplated herein will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, condition (financial or otherwise), stockholders' equity or results of operations of the Company (a "**Material Adverse Effect**") or materially affect the validity of the Preferred Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (b) result in any violation of the provisions of the organizational documents of the Company; or (c) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Preferred Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

2.2.6   None of the Company nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company securities or solicited any offers to buy any Company securities, under circumstances that would adversely affect reliance by the Company, as applicable, on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Preferred Shares under the Securities Act.

2.2.7   None of the Company nor any person acting on its behalf has, directly or indirectly, conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of any of the Preferred Shares.

2.2.8   The Company has provided Subscriber an opportunity to ask questions regarding the Company and made available to Subscriber all the information reasonably available to the Company that Subscriber has requested for deciding whether to acquire the Preferred Shares.

2.2.9   No disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act other than the Placement Agents.

2.2.10   As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 450,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock. As of May 5, 2025, (i) 179,559,510 shares of Common Stock were issued and outstanding; (ii) 50,000 shares of Series A Preferred Stock were issued and outstanding; and (iii) no shares of Convertible Preferred Stock were issued and outstanding. All issued and outstanding shares of Common Stock and Series A Preferred Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights, other than as set forth in the Company's filings with the Securities and Exchange Commission (the "**Commission**"), together with any amendments, restatements or supplements thereto and including any draft filings distributed to Subscriber and the Other Subscribers (the "**SEC Documents**"). As of the date of this Subscription Agreement, except as disclosed in the SEC Documents, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any shares of Common Stock, Convertible Preferred Stock or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than as set forth in the SEC Documents, and other than through such subsidiaries, does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than as set forth in the SEC Documents. Except as disclosed in the SEC Documents, the Company had no outstanding indebtedness and will not have any outstanding long-term indebtedness as of immediately prior to the Closing.

2.2.11   The Company is not: (a) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (c) in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

2.2.12   Except as set forth herein, the Company is not required to obtain any consent, approval, authorization, permit, declaration or order of, or make any other filings as may be required by state securities agencies and the filing with the Delaware Secretary of State of the Certificate of Designations), any court, governmental agency or any regulatory or self-regulatory agency or any other person in order for it to execute, deliver or perform any of its obligations under or contemplated by this Subscription Agreement, in each case in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date (or in the case of the filings detailed above, will be made after the Closing Date within the time period required by applicable law), and the Company is unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the consent, registration, application or filings pursuant to the preceding sentence. Subject to the accuracy of the representations and warranties of Subscriber set forth in Section 2.1 hereof, the Company has taken all action necessary to exempt the issuance and sale of the Preferred Shares. The Company does not have a stockholder rights plan or other "poison pill" arrangement in place.

2.2.13   Except as otherwise disclosed in the SEC Documents, the Company has received no written notice of any, and there are no, actions, suits or proceedings before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, except as arising in the ordinary course of the Company's business and which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the Company's ability to consummate any of the transactions contemplated under this Subscription Agreement.

2.2.14   The Company possesses all certificates, authorizations and permits issued by the appropriate domestic or foreign regulatory authority necessary to conduct its business, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect ("**Material Permits**"), and the Company has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

2.2.15   Subject to the accuracy of Subscriber's representations set forth in this Subscription Agreement, the offer, sale and issuance of the Preferred Shares to be issued in conformity with the terms of this Subscription Agreement constitute transactions which are exempt from the registration requirements of the Securities Act and from all applicable state registration or qualification requirements. Neither the Company nor any Person acting on its behalf will take any action that would cause the loss of such exemption.

2.2.16   As of the date of this Subscription Agreement, the Common Stock is listed on Nasdaq, the Company is in compliance with applicable Nasdaq continued listing requirements and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act (as defined below) or delisting the Common Stock from Nasdaq. As of the date of this Subscription Agreement, the Company has not received any notification that, and has no knowledge that, the Commission or Nasdaq is contemplating terminating such listing or registration. There are no proceedings pending or, to the Company's knowledge, threatened against the Company relating to the continued listing of the Common Stock on Nasdaq.

2.2.17 As of the date of this Subscription Agreement, the filed SEC Documents are the only filings required of the Company pursuant to the Exchange Act. The Company is engaged in all material respects only in the business described in the SEC Documents and the SEC Documents contain a complete and accurate description in all material respects of the business of the Company. As of the time it was filed with the Commission (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), each of the filed SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, and, as of the time they were filed, none of the filed SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since the filing of each of the filed SEC Documents, no event has occurred that would require an amendment or supplement to any such SEC Document and as to which such an amendment or supplement has not been filed prior to the date hereof.

2.2.18 The financial statements included in each SEC Document comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the financial position of the Company as of the dates shown and its results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles ("**GAAP**") applied on a consistent basis (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act). Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

2.2.19 Except as otherwise set forth in the SEC Documents, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (c) access to assets is permitted only in accordance with management's general or specific authorization, and (d) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences.

The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company's most recently filed periodic report under the Exchange Act, as the case may be, is being prepared. The Company has established internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures (the "internal controls") as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the "**Evaluation Date**"). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of such internal controls based on their evaluations as of the Evaluation Date. Except as otherwise set forth in the SEC Documents, since the Evaluation Date, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the Exchange Act.

2.2.20 The Company has timely prepared and filed (or has obtained an extension of time within which to file) all tax returns required to have been filed by the Company with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it, other than taxes being contested in good faith and for which adequate reserves have been made on the Company's financial statements included in the SEC Documents, except in all such cases where the failure to so file or the failure to so pay has not had and could not reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company nor any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company. All taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due, other than taxes being contested in good faith and for which adequate reserves have been made on the Company's financial statements included in the SEC Documents, except where the failure to so withhold, collect or pay has not had and could not reasonably be expected to have a Material Adverse Effect. There are no tax liens or claims pending or, to the Company's knowledge, threatened against the Company or any of its assets or property. Except as described in the SEC Documents, there are no outstanding tax sharing agreements or other such arrangements between the Company or other corporation or entity.

2.2.21 Except as disclosed in the SEC Documents, the Company has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Documents, the Company holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them, except where such exceptions have not had and could not reasonably be expected to have a Material Adverse Effect.

2.2.22 All Intellectual Property of the Company is currently in compliance in all material respects with all legal requirements (including timely filings, proofs and payments of fees) and is valid and enforceable, except where such failure has not had and could not reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, no Intellectual Property of the Company which is necessary for the conduct of the Company's business as currently conducted or as currently proposed to be conducted is now involved in any cancellation, dispute or litigation, and no such action is threatened. To the Company's knowledge, no patent of the Company has been or is now involved in any interference, reissue, re-examination or opposition proceeding. For purposes of this Section 2.2.22, "**Intellectual Property**" means, unless the context provides otherwise, all of the Company's (a) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights and copyrightable works; (d) registrations, applications and renewals for any of the foregoing; and (e) proprietary computer software (including but not limited to data, data bases and documentation).

All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property which are necessary for the conduct of the Company's business as currently conducted or as currently proposed to be conducted to which the Company is a party or by which any of its assets are bound (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, "**License Agreements**") are valid and binding obligations of the Company and, to the Company's knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally, and, to the Company's knowledge, there exists no event or condition which will result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company under any such License Agreement, except for such violations, breaches and defaults as have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

To the Company's knowledge, the Company owns or has the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company's business as currently conducted or as currently proposed to be conducted and for the ownership, maintenance and operation of the Company's properties and assets, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property, other than licenses entered into in the ordinary course of the Company's business, except for such liens, encumbrances, adverse claims or obligations as have not had and could not reasonably be expected to have a Material Adverse Effect. The Company has a valid and enforceable right to use all third party Intellectual Property used or held for use in the business of the Company.

To the Company's knowledge, the conduct of the Company's business as currently conducted does not infringe or otherwise impair or conflict with in any material respect (collectively, "**Infringe**") any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and, to the Company's knowledge, the Intellectual Property of the Company which is necessary for the conduct of Company's business as currently conducted or as currently proposed to be conducted is not being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company's knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property of the Company and the Company's use of any Intellectual Property owned by a third party, and, to the Company's knowledge, there is no valid basis for the same.

The consummation of the transactions contemplated by this Subscription Agreement will not result in the alteration, loss, impairment of or restriction on the Company's ownership or right to use any of the Intellectual Property which is necessary for the conduct of Company's business as currently conducted or as currently proposed to be conducted.

2.2.23   The Company is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "**Environmental Laws**"), does not own or operate any real property contaminated by the Company with any substance that is subject to any Environmental Laws, is not liable for any off-site disposal or contamination caused by the Company pursuant to any Environmental Laws, and is not subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's knowledge, threatened investigation that might lead to such a claim.

2.2.24   The Company maintains in full force and effect insurance coverage that, to the Company's knowledge, is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies.

2.2.25   Neither the Company nor, to the Company's knowledge, any of its current or former stockholders, directors, officers, employees, agents or other Persons acting on behalf of the Company, has on behalf of the Company or in connection with its business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

2.2.26   The Company represents and warrants that neither the Company, nor any director or officer of the Company, nor to the knowledge of the Company, any employee, agent, affiliate or representative of the Company or any director or officer of any of its controlled subsidiaries is (a) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any OFAC List, or a person or entity that is the subject of any Sanctions, (b) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (c) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank, or (d) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the so-called Donetsk People's Republic, or the so-called Luhansk People's Republic or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, and the Crimea region, Cuba, Iran, North Korea and Syria). The Company agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Company is permitted to do so under applicable law. The Company represents that if it is a financial institution subject to the PATRIOT Act the BSA/PATRIOT Act, the Company maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Company also represents that, it maintains policies and procedures reasonably designed for the screening of its investors against Sanctions and the OFAC sanctions programs, including the OFAC List.

2.2.27 Except as disclosed in the SEC Documents or in any future document filed with the Commission, to the Company's knowledge, none of the officers or directors of the Company and, to the Company's knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, to the Company's knowledge, any officer, director or such employee or, to the Company's knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, except for such transaction the omission of which has not had and could not reasonably be expected to have a Material Adverse Effect.

2.2.28 The Company acknowledges that Subscriber is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Subscription Agreement and the transactions contemplated hereby, and any advice or other guidance provided by Subscriber or any of its representatives and agents with respect to this Subscription Agreement and the transactions contemplated hereby is merely incidental to Subscriber's entry into such transactions. The Company's decision to enter into this Subscription Agreement has been based solely on the independent evaluation by the Company and its representatives and agents.

2.2.29 The Company is not and, after giving effect to the offer and sale of the Preferred Shares and the application of the proceeds therefrom, will not be, required to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the rules and regulations promulgated thereunder.

2.2.30 With respect to Subscribers who are not natural persons, other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other Person that has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Subscription Agreement and the consummation of the transactions contemplated hereby.

2.2.31 The Preferred Shares are eligible for resale pursuant to Rule 144A and will not be, at the Closing Date, of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated interdealer quotation system. The Preferred Shares satisfy the requirements set forth in Rule 144A(d)(3) under the Securities Act.

2.2.32 The Company qualifies in all respects as a "well-known seasoned issuer" within the meaning of Rule 405 under the Securities Act.

3. <u>Settlement Date and Delivery</u>.

3.1 <u>Closing</u>. The closing of the purchase and sale of the Preferred Shares hereunder (the "**Closing**") shall occur on Friday, June 20, 2025 (the "**Closing Date**") at 4:00 p.m., Eastern Time, or at such other time as the parties shall mutually agree, upon satisfaction of the covenants and conditions set forth in <u>Section 3</u>. The parties agree that the Closing may occur via delivery of photocopies or electronic PDF versions of this Subscription Agreement and the closing deliverables contemplated hereby and thereby. Unless otherwise provided herein, all proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken. At the Closing, on the Closing Date, upon the terms and subject to the conditions set forth herein:

(i) The Company agrees to sell, and Subscriber agrees to purchase, the Preferred Shares in exchange for the Purchase Price; *provided*, *however*, that, unless otherwise approved by the holders of a majority of the outstanding shares of Common Stock (excluding, for the avoidance of doubt, the Preferred Stock Common Shares), the Company shall not issue to Subscriber or any parties aggregated with Subscriber for purposes of Nasdaq Rule 5635 (the "**Subscriber Parties**") any Preferred Stock Common Shares issuable upon conversion of the Convertible Preferred Stock to the extent such shares after giving effect to such issuance (x) would cause the Subscriber Parties' or any Prior Subscriber Parties' (as defined below) ownership to exceed 19.99% of the outstanding shares of the Common Stock or 19.99% of the outstanding voting power of the Company as of immediately prior to the closing of the Prior Subscription Agreements and prior to giving effect to the issuance of Common Stock pursuant to the Prior Subscription Agreements or the issuance of the Preferred Stock Common Shares pursuant to this Subscription Agreement or (y) would result in the aggregate number of shares of Common Stock issued (i) pursuant to this Subscription Agreement (the Preferred Stock Common Shares), (ii) to any Other Subscribers pursuant to the Other Subscription Agreements and (iii) to the Prior Subscriber Parties pursuant to the Prior Subscription Agreements (as defined below) at a price that is below the "Minimum Price" as determined consistently with Nasdaq Rule 5635(d) to exceed 19.99% of the outstanding shares of the Common Stock or 19.99% of the outstanding voting power of the Company as of immediately prior to the closing of the Prior Subscription Agreements and prior to giving effect to the issuance of Common Stock pursuant to the Prior Subscription Agreements or the issuance of the Preferred Stock Common Shares pursuant to this Subscription Agreement. Any reduction as a result of the foregoing shall be borne pro rata amongst Subscriber and the Other Subscribers pursuant in the Other Subscription Agreements based on the number of shares of Common Stock purchased and issuable upon conversion of Convertible Preferred Stock pursuant to the applicable agreement. As used herein, "**Prior Subscriber Parties**" means the investors (and any parties aggregated with such investors for purposes of Nasdaq Rule 5635) party to those certain subscription agreements (the "**Prior Subscription Agreements**") dated September 11, 2024 and February 5, 2025, with the Company.

(ii) To effect the purchases and sales described in this <u>Section 3.1</u>, (x) Subscriber shall deliver to the Company, via wire transfer, to an account designated by the Company on the Closing Date, immediately available funds equal to the

Purchase Amount and (y) the Company shall deliver to Subscriber the Preferred Shares, which shall be issued (A) if the Subscriber is not a Natural Person, in book entry form, registered in the name of Subscriber, with such legends or notations as applicable, referring to the terms, conditions, and restrictions set forth in this Subscription Agreement and (B) if the Subscriber is a Natural Person, in either physical certificated form or book entry form (at the reasonable discretion of the Company, in consultation with Subscriber), registered in the name of Subscriber, with such legends or notations as applicable, referring to the terms, conditions, and restrictions set forth in this Subscription Agreement.

        3.2   <u>Conditions to Closing</u>.

        3.2.1   The obligations of each of the Company and Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company, on the one hand, or Subscriber, on the other, of the conditions that, on the Closing Date:

        (i)   No suspension of the qualification of the Common Stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred.

        (ii)   No governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.

        (iii)   Each of the Company and Subscriber acknowledge the Common Stock ownership and issuance limitations set forth in <u>Section 3.1(i)</u> above and the Company agrees that in no event shall such limitations be exceeded by either this Subscription Agreement or as a result of the Other Subscription Agreements.

        3.2.2   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:

        (i)   All representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all respects as of such date).

        (ii)   Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

        (iii)   Since the date of this Subscription Agreement, no event, the result of which is a Subscriber Material Adverse Effect, shall have occurred that is continuing.

3.2.3　The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i)　All representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all respects as of such date).

(ii)　The Company shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

(iii)　No event, the result of which is a Material Adverse Effect, shall have occurred that is continuing.

(iv)　The Company shall have duly adopted and filed the Certificate of Designations with the Secretary of State of the State of Delaware for the Preferred Shares to be purchased by Subscriber, and a certified copy thereof shall have been delivered to Subscriber.

4.　Transfer Restrictions.

4.1　The Preferred Shares may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws. In connection with any transfer of Preferred Shares other than pursuant to an effective registration statement, Rule 144 under the Securities Act ("**Rule 144**") or pursuant to another applicable exemption from the registration requirements of the Securities Act, or a transfer to the Company, as applicable or to one or more Subscriber Affiliates or to a lender to Subscriber pursuant to a pledge and, thereafter, a transferee thereof pursuant to a foreclosure, of Subscriber, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Preferred Shares, under the Securities Act.　As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Subscription Agreement, and such transferee and each Subscriber Affiliate transferee and each lender transferee and their subsequent transferees shall have the rights and obligations of Subscriber under this Subscription Agreement.

4.2　Subscriber agrees to the imprinting, so long as is required by this Section 4, of a legend on any of the Preferred Shares in the following form:

THIS SECURITY REPRESENTED HEREBY (AND ANY COMMON STOCK ISSUABLE UPON CONVERSION OF THE SECURITY REPRESENTED HEREBY) HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY

STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND, ACCORDINGLY, MAY NOT UNDER ANY CIRCUMSTANCES BE OFFERED, TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE FEDERAL, STATE AND FOREIGN SECURITIES LAWS.

EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER ("RULE 144A") OR ANOTHER EXEMPTION UNDER THE SECURITIES ACT.

4.3   Subject to applicable requirements of the Securities Act and the interpretations of the Commission thereunder and any requirements of the Company's transfer agent, the Company shall ensure that instruments, whether certificated or uncertificated, evidencing the Preferred Shares and Preferred Stock Common Shares shall not contain any legend (including the legend set forth in Section 4.2), (a) while a registration statement covering the resale of such Preferred Shares and Preferred Stock Common Shares is effective under the Securities Act, (b) following any sale of such Preferred Shares and Preferred Stock Common Shares pursuant to Rule 144, (c) if such Preferred Shares and Preferred Stock Common Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144, and in each case, Subscriber provides the Company with an undertaking to effect any sales or other transfers in accordance with the Securities Act, or (d) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) (the earliest of such dates, the "**Effective Date**"). In connection therewith, if required by the Company's transfer agent, the Company will promptly after the Effective Date cause an opinion of counsel as to the effectiveness of the registration statement or eligibility for sale pursuant to Rule 144 to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by the Holder of such Preferred Shares and Preferred Stock Common Shares under the registration statement or pursuant to Rule 144.

4.4   Subscriber agrees with the Company that Subscriber will sell any Preferred Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Preferred Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from instruments representing Preferred Shares is predicated upon the Company's reliance upon this understanding.

5.   Registration.

5.1   The Company agrees that, within 30 calendar days following the Closing Date, the Company will use its commercially reasonable efforts to file with the Commission (at the Company's sole cost and expense) a registration statement (the "**Registration Statement**"), which registration statement, unless a Shelf Prospectus Supplement, shall be an S-3 that is automatically effective upon filing with the SEC (if such form is available for use by the Company), registering the resale of the Registrable Securities (to the extent determinable at that time and capable of being so registered), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing Date (the "**Effectiveness Deadline**"); *provided*, that the Effectiveness Deadline shall be extended to 120 calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; *provided, further*, that the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be "reviewed" or will not be subject to further review; *provided, further*, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same number of Business Days that the Commission remains closed for, provided that such extension shall not exceed 60 calendar days. To the extent that the Company has an existing shelf registration statement that has been declared effective by the Commission or was automatically effective upon its filing with the Commission (a "**Shelf Registration Statement**") and registers the resale of the Company's securities by stockholders of the Company, such Shelf Registration Statement shall be the Registration Statement contemplated by this Section 5.1 to the extent the Company registers the Registrable Securities for resale pursuant to a prospectus supplement thereto (the "**Shelf Prospectus Supplement**"). The Company shall provide a draft of the Registration Statement, or the Shelf Prospectus Supplement in the case of a Shelf Registration Statement, to Subscriber for review at least one Business Day in advance of the date of filing the Registration Statement or Shelf Prospectus Supplement, as applicable, with the Commission (the "**Filing Date**"), and Subscriber shall provide any comments on the Registration Statement or Shelf Prospectus Supplement, as applicable, to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement or Shelf Prospectus Supplement, as applicable, Subscriber shall not be identified as a statutory underwriter in the Registration Statement or Shelf Prospectus Supplement, as applicable; *provided*, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable holders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities to be registered for each selling holder named in the Registration Statement shall be reduced pro rata among all such selling holders and as promptly as practicable after being permitted to register additional

Registrable Securities under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be "**Registration Statement**" hereunder) to register such additional Registrable Securities and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than 30 calendar days after the filing of such Registration Statement (the "**Additional Effectiveness Deadline**"); *provided*, that the Additional Effectiveness Deadline shall be extended to 120 calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; *provided, further,* that the Company shall have such Registration Statement declared effective within ten Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be "reviewed" or will not be subject to further review; *provided, further,* that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same number of Business Days that the Commission remains closed for, provided that such extension shall not exceed 60 calendar days. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5. A "**Business Day**" shall be defined as a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

5.2   The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, until the earlier of (i) three years from the effective date of the Registration Statement, and (ii) the date on which all of the Registrable Securities shall have been sold and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell the Registrable Securities pursuant to the Registration Statement (including by causing its legal counsel to deliver the necessary legal opinions, if any, in connection with such resale), qualify the Registrable Securities for listing on the applicable stock exchange on which the Company's shares of Common Stock are then listed, and update or amend the Registration Statement as necessary to include the Registrable Securities. The Company will use its commercially reasonable efforts to (i) for so long as Subscriber holds the Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner (which, for the avoidance of doubt, include any permitted extension under Rule 12b-25 of the Exchange Act (as defined below)) all reports and other documents required of the Company under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**"), so long as the Company remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (ii) cause the removal of all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities and, at the request of a Holder, cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (iii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (ii) upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel. "**Holder**" shall mean Subscriber or person to which the rights under this Section 5 shall have been assigned pursuant to the terms of this Subscription Agreement. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Registrable Securities to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.

5.3   The Company's obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling holder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling holder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; *provided*, that the Company shall request such information from Subscriber, including the selling holder questionnaire, at least five Business Days prior to the anticipated filing date of the Registration Statement or Shelf Prospectus Supplement, as applicable. For the avoidance of doubt, Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of the Registrable Securities. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a "**Suspension Event**"); *provided, that* (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than 60 consecutive days or more than two times in any 360 day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

5.4   Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of (a) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (b) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (c) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber's sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber's possession; *provided, however,* that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

5.5   For purposes of this Section 5, (i) "**Registrable Securities**" shall mean, as of any date of determination to the extent determinable, the Preferred Stock Common Shares and any other equity security issued or issuable with respect to the foregoing by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) "**Subscriber**" shall include any person to which the rights under this Section 5 shall have been duly assigned pursuant to the terms of this Subscription Agreement.

5.6   [Reserved].

5.7   The Company shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "**Losses**") that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information, provided that the Company has given notice of such event to Subscriber in accordance with the terms of this Subscription Agreement. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Preferred Shares by Subscriber. Notwithstanding the foregoing, the Company's indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

5.8   Subscriber shall indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information, and that Subscriber has received notice from the Company of such event in accordance with the terms of this Subscription Agreement. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Preferred Shares and Preferred Stock Common Shares giving rise to such indemnification obligation. Notwithstanding the foregoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

5.9   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's or entity's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which (i) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (ii) includes a statement or admission of fault and culpability on the part of such indemnified party, or (iii) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.10   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of Preferred Shares purchased pursuant to this Subscription Agreement.

5.11   If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Preferred Shares and Preferred Stock Common Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party's and indemnified party's relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5.11 from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

6.   [Reserved].

7.   Affirmative Covenants.

7.1   As long as the Preferred Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act or is not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, furnish to holders of the Preferred Shares and prospective purchasers of the Preferred Shares designated by such holders, upon the request of such holders or such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

7.2   The Company agrees to use commercially reasonable efforts to permit the Preferred Shares to be eligible for clearance and settlement through DTC.

8.   Miscellaneous.

8.1   Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

8.1.1   The parties acknowledge that each party hereto will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The parties further acknowledge that each of the Placement Agents is entitled to rely, as an express third-party beneficiary, on the terms, representations and warranties and covenants of the Subscribers who are not natural persons and the Company set forth in Section 2.1, Section 2.2 and Sections 8.3 to and inclusive of Section 8.20 hereof.

8.1.2   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

8.1.3   The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Preferred Shares, and Subscriber shall use its best efforts to promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

8.1.4   Except as otherwise expressly set forth in Section 8.15, Subscriber shall pay all of its own expenses in connection with the Subscription Agreement and the transactions contemplated herein and therein.

8.2   Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)   if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)   if to the Company, to:

PureCycle Technologies Inc.
20 North Orange Avenue, Suite 106
Orlando, Florida 32801
Attention: Brad Kalter
E-mail: bkalter@purecycle.com

with a required copy to (which copy shall not constitute notice):

Jones Day
1221 Peachtree Street, NE, Suite 400
Atlanta, Georgia 30361
Attention: Joel T. May and Thomas L. Short
E-mail: jtmay@jonesday.com; tshort@jonesday.com

8.3   Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in Section 8.9, this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

8.4   Modifications and Amendments. This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing or electronic transmission, signed by (including by electronic signature) a majority in interest (based on the number of shares of Common Stock issuable upon conversion of Convertible Preferred Stock pursuant to the Certificate of Designations) of, collectively, Subscriber and the Other Subscribers party to the Other Subscription Agreements; provided, however, this Subscription Agreement may not be modified or waived in any way which would materially and adversely affect the rights of one or more Subscribers (solely in his, her, their or its capacity as a holder of securities purchased pursuant to the applicable Subscription Agreements) in a manner materially disproportionate to any effect such modification or waiver would have on the rights of other Subscribers (solely in their capacity as a holder of securities purchased pursuant to the applicable Subscription Agreements) without also obtaining the written consent of that Subscriber that would be materially disproportionately and materially adversely affected.

8.5   Waivers and Consents. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document or electronic transmission executed (including by electronic signature) by a majority in interest (based on the number of shares of Common Stock issuable upon conversion of Convertible Preferred Stock pursuant to the Certificate of Designations) of, collectively, Subscriber and Other Subscribers. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Subscription Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

8.6   Assignment. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Preferred Shares acquired hereunder, if any) may be transferred or assigned; *provided*, *however*, Subscriber may transfer its rights and obligations hereunder to another one or more investment fund or account managed or advised by the same manager as Subscriber (or a related party or affiliate) defined above as a Subscriber Affiliate or a lender and, through a lender, a transferee of the lender upon default; *provided*, that such transfer shall release Subscriber of its obligations hereunder if, and only if, (a) the assignee expressly assumes such obligations in the applicable transfer documentation and (b) upon request, such assignee provides all documentation reasonably satisfactory to the Company that assignee can satisfy such obligations.

8.7   Furnishing of Information; Public Information.

8.7.1   Until the earlier of the time that Subscriber owns no Preferred Shares and Preferred Stock Common Shares, the Company covenants to use commercially reasonable efforts to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act, except in connection with a merger or consolidation of the Company where the Company is not the surviving entity, or the acquisition of, or any other going private transaction involving, the Company; and

8.7.2   Until the earlier of the time that Subscriber owns no Preferred Shares, the Company agrees to keep such books and records, and Subscriber will have the right to inspect such books and records and receive information from the Company, in each case as required by the DGCL, and the Company shall deliver to Subscriber such audited annual financial statements, unaudited quarterly financial statements and other information as reasonably requested by Subscriber; provided that the Company will have no obligation to deliver such information to the extent such information is otherwise publicly available.

8.8   Publicity. Except at contemplated by Section 10, neither Subscriber nor the Company will make any public disclosure of the transactions contemplated by this Subscription

Agreement without the prior written consent of the other party; *provided*, *however*, that if such disclosure is required by law or other legal requirement, in lieu of such consent requirement, the party required to make such disclosure will use commercially reasonable efforts to provide the other party with a copy of such disclosure in advance of filing.

8.9   Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

8.10   Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof, except to the extent that any such claim or cause of action is based upon, arises out of or relates to the Preferred Shares, in which case such claim or cause of action shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

8.11   Consent to Jurisdiction; Waiver of Jury Trial. The parties hereto agree to submit any matter or dispute resulting from or arising out of the execution, performance, interpretation, breach or termination of this Subscription Agreement to the non-exclusive jurisdiction of federal or state courts within the State of New York. Each of the Parties agrees that service of any process, summons, notice or document in the manner set forth in Section 8.2 hereof or in such other manner as may be permitted by applicable law, shall be effective service of process for any proceeding in the State of New York with respect to any matters to which it has submitted to jurisdiction in this Section 8.11. Each of the parties hereto irrevocably and unconditionally agrees that it is subject to, and hereby submits to, the personal jurisdiction of the courts located in the State of New York for any action, suit or proceeding arising out of this Subscription Agreement or the transactions contemplated hereunder and waives any objection to the laying of venue in the United States District Court for the Southern District of New York, or the New York state courts if the federal jurisdictional standards are not satisfied, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ITS RIGHTS TO A TRIAL BY JURY.

8.12   Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

8.13   No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

8.14   Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties.

8.15   Expenses. Except for the fees payable to the Placement Agents, the Company has not paid, and is not obligated to pay, any brokerage, finder's or other fee or commission in connection with its issuance and sale of the Preferred Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Company. Each of the parties hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated hereby.

8.16   Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

8.17   Counterparts. This Subscription Agreement may be executed in multiple counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

8.18   Construction. The words "*include*," "*includes*," and "*including*" will be deemed to be followed by "*without limitation.*" Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "*this Subscription Agreement,*" "*herein,*" "*hereof,*" "*hereby,*" "*hereunder,*" and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

8.19 <u>Listing of Common Shares and Related Matters</u>. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

8.20 <u>Exculpation of Placement Agents</u>. Each Subscriber, individually and not jointly, represents and warrants and agrees for the express benefit of the Placement Agents, their affiliates and their representatives that:

(i) Each of the Placement Agents is acting solely as a placement agent to the Company in connection with the sale of the Preferred Shares and is not acting as an underwriter in any other capacity and is not and shall not be construed as a financial advisor or as a fiduciary for the Subscriber, the Company, or any other Person or entity in connection with the issue and purchase of the Preferred Shares or the transactions contemplated by this Subscription Agreement;

(ii) Neither the Placement Agents nor any of their respective directors, officers, employees, representative, controlling persons and affiliates (i) has made or will make any representation or warranty, express or implied, of any kind or character, or provided any advice or recommendation to the Subscriber in connection with the issue and purchase of the Preferred Shares, (ii) has any responsibilities with respect to any representations, warranties or agreements made by any person or entity in connection with the issue and purchase of the Preferred Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, (iii) has any responsibilities with respect to the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the issue and purchase of the Preferred Shares, (iv) has any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the issue and purchase of the Preferred Shares, (v) shall have responsibility with respect to the accuracy, completeness or adequacy of any information that's publicly available or supplied to them by the Company, (vi) shall be liable for any improper payment made in accordance with the information provided by the Company, or (vii) has prepared any disclosure or offering document in connection with the offer and sale of the Preferred Shares by the Placement Agents or their respective affiliates; and

(iii) The Placement Agents, their affiliates and their representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

9. <u>Termination</u>.

9.1   Ability to Terminate. This Subscription Agreement may be terminated at any time prior to the Closing by:

(i)   mutual written consent of the Company and Subscriber;

(ii)   either the Company or Subscriber, upon written notice to the other no earlier than July 4, 2025 (the "**Termination Date**"), if the Subscription shall not have been consummated by the Termination Date; *provided, however*, that the right to terminate this Subscription Agreement under this Section 9.1(ii) shall not be available to any party whose failure to fulfill any obligation under this Subscription Agreement has been the cause of, or resulted in, the failure to consummate the transactions contemplated hereby prior to the Termination Date;

(iii)   either the Company or Subscriber, upon written notice to the other, if any of the mutual conditions to the Closing set forth in Section 3.2.1 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by the other party; *provided, however,* that the right to terminate this Subscription Agreement under this Section 9.1(iii) shall not be available to any party whose failure to fulfill any obligation under this Subscription Agreement has been the cause of, or resulted in, the failure to consummate the transactions contemplated hereby prior to the Termination Date;

(iv)   the Company, upon written notice to Subscriber, so long as the Company is not then in material breach of its representations, warranties, covenants or agreements under this Subscription Agreement such that any of the conditions set forth in Section 3.2.1 or 3.2.3 could not be satisfied by the Termination Date, (i) upon a breach of any covenant or agreement on the part of Subscriber set forth in this Subscription Agreement, or (ii) if any of the conditions set forth in Section 3.2.1 or 3.2.2 could not be satisfied by the Termination Date; or

(v)   Subscriber, upon written notice to the Company, so long as Subscriber is not then in material breach of its representations, warranties, covenants or agreements under this Subscription Agreement such that any of the conditions set forth in Section 3.2.1 or 3.2.2 could not be satisfied by the Termination Date, (i) upon a breach of any covenant or agreement on the part of the Company set forth in this Subscription Agreement, or (ii) if any of the conditions set forth in Section 3.2.1 or 3.2.3 could not be satisfied by the Termination Date.

9.2   Effect of Termination. In the event of the termination of this Subscription Agreement, (a) this Subscription Agreement (except for this Section 9.2, and any definitions set forth in this Subscription Agreement and used in such sections) shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, and (b) all filings, applications and other submissions made pursuant to this Subscription Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made or appropriately amended to reflect the termination of the transactions contemplated hereby; *provided, however*, that nothing contained in this Section 9.2 shall relieve any party from liability for fraud or any intentional or willful breach of this Subscription Agreement.

10.   Disclosure. Subscriber hereby acknowledges that the terms of this Subscription Agreement will be disclosed by the Company in a Current Report on Form 8-K filed with the Commission no later than one business day following the day the Subscription Agreements are

executed (the time of such filing, the "**Disclosure Time**") and a form of this Subscription Agreement, a form of the Certificate of Designations, a press release and a PowerPoint presentation will be filed with the Commission as exhibits thereto. Subscriber hereby acknowledges that a subsequent Current Report on Form 8-K will be filed with the Commission on or subsequent to the Closing Date. From and after the Disclosure Time, the Company represents to Subscriber that it shall have publicly disclosed all material, non-public information delivered to Subscriber by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by the Subscription Agreement. In addition, effective upon the Disclosure Time, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement entered into in connection with this Subscription Agreement or the Other Subscription Agreements, whether written or oral, between the Company or any of its officers, directors, agents, employees or affiliates on the one hand, and any of Subscriber or any of its affiliates on the other hand, shall terminate. Unless consistent with disclosure previously approved by the Subscriber, notwithstanding anything to the contrary contained herein, the Company shall consult with Subscriber before issuing any press release with respect to the transactions contemplated hereby that includes the name of Subscriber or any Subscriber Affiliate, and the Company shall not issue any such press release, and shall not otherwise make any public statement (including without limitation any public filing) with respect to the transactions contemplated hereby or that includes the name of Subscriber or any Subscriber Affiliate, without the prior consent of Subscriber, such consent not to be unreasonably withheld.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

PURECYCLE TECHNOLOGIES, INC.

Signed by:
By: Dustin Olson
B1C65AB96736426...

Name: Dustin Olson
Title: Chief Executive Officer

[SIGNATURE PAGE OF SUBSCRIBER FOLLOWS]

[SIGNATURE PAGE OF SUBSCRIBER]

Accepted and agreed this   16th day of June, 2025.

SUBSCRIBER: CD Holdings II LLC

Signature of Subscriber: Signature of Joint Subscriber, if applicable:

By: *David M. Rubin*   By: _____
Name: David M. Rubin   Name:
Title: VP of Manager   Title:
Date: June 16, 2025

Name of Subscriber: Name of Joint Subscriber, if applicable:

CD Holdings II LLC_____   _____
        (Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property

Subscriber's TIN/EIN/SSN: 36-7336763___

Joint Subscriber's TIN/EIN/SSN: n/a

Business Address-Street: Mailing Address-Street (if different):

222 N LaSalle St Suite 2000
Chicago, IL 60101   City, State, Zip:
Attn: Keenan Johnston   Attn:

Telephone No.: _312-750-6657   Telephone No.: _____

Facsimile No.: n/a   Facsimile No.: _____

Aggregate Number of Preferred Shares subscribed for: 5,000 shares

Aggregate Purchase Price: $5,000,000

An amount equal to $1,000.00 multiplied the aggregate number of Preferred Shares subscribed for.

Subscriber must pay the Aggregate Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice.

For purposes of the DTC's Deposit Withdrawal at Custodian System, please provide the following information:

Name of Shareholder
(Account Name)
Account Number
Broker Name
DTC Number for Broker

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.   QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.   ☐ We are a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") (a "QIB")).

2.   ☐ We are subscribing for the Preferred Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.   ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.   ☑ We are an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an "accredited investor."

2.   ☑ We are not a natural person.

** AND ***

C.   AFFILIATE STATUS

(Please check the applicable subparagraphs) SUBSCRIBER:

1.   ☐ is:

2.   ☑ is not:

an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Rule 501(a), in relevant part, states that an "accredited investor" shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an "accredited investor."

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1. ☐ Any bank, registered broker or dealer, registered or exempt investment adviser, insurance company, registered investment company, business development company, small business investment company or rural business investment company; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. ☐ Any "family office," as defined in Section 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

3. ☑ Any "family client," as defined in Section 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in the paragraph above and whose prospective investment in the Company is directed by such family office;

4. ☐ Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

5. ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

6. ☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

7. ☐ Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person's net worth: (i) the person's primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

4

8. ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

9. ☐ Any natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

10. ☐ Any natural person who is a "knowledgeable employee," as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940, of the Company;

11. ☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person;

12. ☑ Any entity in which all of the equity owners are accredited investors meeting one or more of these tests;

13. ☐ A bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

14. ☐ Any entity, of a type not listed in paragraphs (1), (4), (5), (11), or (12), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

5

EXHIBIT A

Certificate of Designations

CERTIFICATE OF DESIGNATIONS OF
SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK OF
PURECYCLE TECHNOLOGIES, INC.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the "**DGCL**"), PURECYCLE TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

That the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time and including the Certificate of Designations with respect to the Series A Preferred Stock and this Certificate of Designations, the "**Certificate of Incorporation**"), authorizes the issuance of 475,000,000 shares of capital stock, consisting of 450,000,000 shares of common stock, par value $0.001 per share ("**Common Stock**"), and 25,000,000 shares of preferred stock, par value $0.001 per share ("**Preferred Stock**");

That, pursuant to the provisions of the Certificate of Incorporation, the board of directors of the Corporation (the "**Board**") is authorized to fix by resolution or resolutions the designations and the powers, including voting powers, if any, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, and to fix the number of shares constituting any such series; and

That, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board adopted the following resolution designating a new series of Preferred Stock as "Series B Convertible Perpetual Preferred Stock."

WHEREAS, the Series B Convertible Perpetual Preferred Stock is being issued and sold to certain "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) and/or "accredited investors" (within the meaning of Rule 501(a) under the Securities Act) in reliance on Section 4(a)(2) of the Securities Act.

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Corporation titled the "Series B Convertible Perpetual Preferred Stock," and having a par value of $0.001 per share and an initial number of authorized shares equal to 300,000, is hereby designated and created out of the authorized and unissued shares of Preferred Stock, which series has the powers (including voting powers), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions as follows:

SECTION 1. **Designation; Number of Shares**. The distinctive serial designation of such series of Preferred Stock is "Series B Convertible Perpetual Preferred Stock" (the "**Series B Preferred Stock**"). The authorized number of shares of Series B Preferred Stock shall be

300,000. The Corporation shall not have the authority to issue fractional shares of Series B Preferred Stock. Shares of Series B Preferred Stock that are purchased, redeemed or otherwise acquired by the Corporation shall be cancelled and retired and shall revert to authorized but unissued shares of Preferred Stock.

SECTION 2. **Definitions; Interpretation**.

(a) As used herein with respect to Series B Preferred Stock:

"**Accrued Dividends**" means, as of any date, with respect to any share of Series B Preferred Stock, all dividends, whether in cash or In Kind, that have accrued on such share, whether or not declared, but that have not, as of such date, been paid.

"**Accrued Value**" means, with respect to any share of Series B Preferred Stock, as of any date of determination, (i) the Liquidation Preference thereof plus, (ii) all Accrued Dividends on such share as of such date.

"**Additional Shares**" has the meaning set forth in Section 12(a).

"**Board**" has the meaning set forth in the Preamble.

"**Business Day**" means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

"**Capital Stock**" means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

"**Cash Dividend**" has the meaning set forth in Section 4(b).

"**Certificate of Designations**" means this Certificate of Designations relating to the Series B Preferred Stock, as it may be amended from time to time.

"**Certificate of Incorporation**" has the meaning set forth in the Preamble.

"**Change in Control**" means the occurrence, directly or indirectly, of one of the following, whether in a single transaction or a series of transactions:

(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly, of (i) Common Stock representing more than 50% of the outstanding Common Stock or (ii) Voting Stock representing a majority of the Stockholder Voting Power of the Corporation; *provided* that, in the case of clause (ii), a transaction in which (x) the beneficial owners of securities that represented 100% of the Stockholder Voting Power of the Corporation immediately prior to such transaction are substantially the same as the holders of securities that represent a majority of the total voting power of all classes of the Voting Stock of the surviving Person or any Parent entity that wholly owns such surviving Person immediately after such transaction and (y) the beneficial owners of securities that represented 100% of the Stockholder Voting Power of the Corporation immediately prior to such transaction own, directly or indirectly, Voting Stock of the surviving Person or any Parent entity that wholly owns such surviving Person in substantially the same proportion to each other as immediately prior to such transaction, will be deemed not to be a Change in Control pursuant to this clause (a)(ii);

(b) the merger or consolidation of the Corporation with or into another Person or the merger of another Person with or into the Corporation, or the sale, lease or transfer of all or substantially all of the assets of the Corporation (determined on a consolidated basis) to another Person (other than a sale, lease or transfer to a Subsidiary of the Corporation or a Person that becomes a Subsidiary of the Corporation), or any recapitalization, reclassification or other transaction in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property; *provided* that a transaction following which beneficial owners of securities that represented 100% of the Stockholder Voting Power of the Corporation immediately prior to such transaction own, directly or indirectly (in substantially the same proportion to each other as immediately prior to such transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction), at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction or any Parent entity that wholly owns such surviving Person immediately after such transaction will be deemed not to be a Change in Control pursuant to this clause (b); or

(c) the Common Stock (or other common stock underlying the Series B Preferred Stock) ceases to be listed or quoted on any of the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE American or The New York Stock Exchange (or any of their respective successors);

provided that a transaction or event described in clause (a) or (b) will not constitute a Change in Control if at least ninety percent (90%) of the consideration received or to be received by the holders of Common Stock (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of shares of common stock listed (or depositary receipts representing shares of common stock, which depositary receipts are listed) on any of the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE American or The New York Stock Exchange (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event constitutes a Reorganization Event whose Reference Property consists of such consideration.

"**Change in Control Effective Date**" means, in respect of any Change in Control, the effective date of such Change in Control.

"**Change in Control Notice**" has the meaning specified in Section 11(b).

"**Change in Control Redemption**" has the meaning specified in Section 11(a).

"**Change in Control Redemption Time**" has the meaning specified in Section 11(a).

"**Closing Price**" of the Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock on the NASDAQ on such date. If the Common Stock is not traded on the NASDAQ on any date of determination, the Closing Price of the Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Corporation for such purpose.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended.

"**Common Stock**" has the meaning set forth in the Preamble.

"**Conversion Notice**" has the meaning set forth in Section 7(c).

"**Conversion Price**" has the meaning set forth in Section 7(a).

"**Conversion Rate**" means, in respect of any conversion of Series B Preferred Stock, the number of shares of Common Stock deliverable upon such conversion for the Liquidation Preference of Series B Preferred Stock.

"**Conversion Time**" has the meaning set forth in Section 7(a).

"**Corporation**" has the meaning set forth in the Preamble.

"**Corporation Redemption**" has the meaning specified in Section 11(a).

"**Daily VWAP**" means, for any Trading Day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "PCT <equity> AQR" (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent "bulge-bracket" investment banking firm retained for this purpose by the Corporation). The "Daily VWAP" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

"**DGCL**" has the meaning set forth in in the Preamble.

"**Distributed Property**" has the meaning set forth in Section 10(c).

"**Dividend Payment Date**" means March 31, June 30, September 30 and December 31 of each year (each, a "**Quarterly Date**"), commencing on the first Quarterly Date immediately following the Initial Issue Date (the "**Initial Dividend Payment Date**"); *provided, however,* that if any such Quarterly Date is not a Business Day, then the applicable Dividend shall be payable on the next Business Day immediately following such Quarterly Date, without any interest.

"**Dividend Payment Period**" means (a) in respect of any share of Series B Preferred Stock issued on the Initial Issue Date, the period from and including the Initial Issue Date to but excluding the Initial Dividend Payment Date and, subsequent to the Initial Dividend Payment Date, the period from and including any Dividend Payment Date to but excluding the next Dividend Payment Date, and (b) for any share of Series B Preferred Stock issued subsequent to the Initial Issue Date, the period from and including the Issue Date of such share to but excluding the next Dividend Payment Date and, subsequently, in each case the period from and including any Dividend Payment Date to but excluding the next Dividend Payment Date.

"**Dividend Rate**" means 7% per annum.

"**Dividend Record Date**" has the meaning set forth in Section 4(b).

"**Dividends**" has the meaning set forth in Section 4(a).

"**DTC**" means The Depository Trust Company or any successor thereto.

"**Exchange Act**" means the Securities Exchange Act of 1934, as from time to time amended.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time applied consistently.

"**Holder**" means the record holder of one or more shares of Series B Preferred Stock, as shown on the books and records of the Corporation.

"**Holder Redemption**" has the meaning specified in Section 11(a).

"**Implied Quarterly Dividend Amount**" means, with respect to any share of Series B Preferred Stock, as of any date, the product of (a) the Accrued Value of such share on the first day of the applicable Dividend Payment Period (or in the case of the first Dividend Payment Period for such share, as of the Issue Date of such share) multiplied by (b) one-fourth of the Dividend Rate applicable on such date.

"**In Kind**" means, effective immediately before the close of business on the related Dividend Payment Date, the addition of a dollar amount to the Liquidation Preference of each share of Series B Preferred Stock equal to the Dividend on the Series B Preferred Stock (whether or not declared) that has accumulated on the Series B Preferred Stock in respect of the Dividend Payment Period ending on, but excluding, such Dividend Payment Date.

"**Independent Financial Advisor**" means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant shall not be an Affiliate of the Corporation and shall be reasonably acceptable to the Holders of at least a majority of the shares of Series B Preferred Stock outstanding at such time.

"**Initial Change in Control Notice**" has the meaning specified in Section 11(b).

"**Initial Issue Date**" means June 20, 2025.

"**Issue Date**" means, with respect to any share of Series B Preferred Stock, the date of issuance of such share.

"**Issue Price Per Share**" means $1,000.00.

"**Junior Securities**" has the meaning set forth in Section 3.

"**Liquidation Event**" means any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; provided, however, that the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets or business of the Corporation shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Corporation into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Corporation be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

"**Liquidation Preference**" means, with respect to any share of Series B Preferred Stock, an amount equal to the Issue Price Per Share as adjusted for Dividends paid In Kind and accreted pursuant to the terms of this Certificate of Designations.

"**Make-Whole Change in Control**" means (A) a Change in Control (determined after giving effect to the *proviso* immediately after clause (c) of the definition thereof and after giving effect to any exceptions or exclusions from the definition of Change in Control, but without regard to the *proviso* in clause (a)(ii) of such definition or the *proviso* in clause (b) of such definition) with a Make-Whole Change in Control Effective Date prior to June 20, 2035 or (B) the sending of a Mandatory Conversion Notice pursuant to Section 8(b) with a Mandatory Conversion Time prior to June 20, 2035.

"**Make-Whole Change in Control Conversion Period**" means, in respect of any Make-Whole Change in Control, the period from, and including, the Make-Whole Change in Control Effective Date of such Make-Whole Change in Control to, and including, the thirty-fifth (35th) Trading Day after such Make-Whole Change in Control Effective Date (or, if such Make-Whole

Change in Control also constitutes a Change in Control, to, but excluding, the related Change in Control Redemption Time).

"**Make-Whole Change in Control Effective Date**" means (A) in respect of any Make-Whole Change in Control pursuant to clause (A) of the definition thereof, the date on which such Make-Whole Change in Control occurs or becomes effective, and (B) in respect of any Make-Whole Change in Control pursuant to clause (B) of the definition thereof, the applicable Mandatory Conversion Notice Date.

"**Mandatory Conversion**" has the meaning set forth in Section 8(a).

"**Mandatory Conversion Notice**" has the meaning set forth in Section 8(b).

"**Mandatory Conversion Right**" has the meaning set forth in Section 8(a).

"**Mandatory Conversion Time**" has the meaning set forth in Section 8(a).

"**Market Disruption Event**" means, for the purposes of determining Daily VWAPs (a) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

"**NASDAQ**" means the Nasdaq Capital Market (or its successor).

"**Optional Conversion**" has the meaning set forth in Section 7(a).

"**Ownership Limitation**" has the meaning set forth in Section 13(a).

"**Parent**" means, with respect to any Person, a Person that owns, directly or indirectly, more than 50% of the voting power of the outstanding equity interests of such Person.

"**Parity Securities**" has the meaning set forth in Section 3.

"**Participating Dividend**" has the meaning set forth in Section 10(h).

"**Person**" means an individual, a partnership, a joint venture, a corporation, an association, a joint stock company, a limited liability company, a trust, an unincorporated organization or a government or any department or agency or political subdivision thereof, or any group (within the meaning of Section 13(d)(3) of the Exchange Act or any successor provision) consisting of one or more of the foregoing. For purposes of this Certificate of Designations, when used in reference to a Holder of shares of Series B Preferred Stock, the term "group" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act or any successor provision; *provided*, *however*, that no inference, presumption or conclusion that two or more Holders constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder shall be raised from the fact that such Holders collectively may exercise or refrain from exercising the rights under this Certificate of Designations in the same manner, that such Holders may be represented by a single law firm or advisor or that such rights were negotiated with the Corporation at the same time or amended or modified with the Corporation and such Holders in the same or a similar manner.

"**Preferred Stock**" has the meaning set forth in the Preamble.

"**Redemption Price**" has the meaning specified in Section 11(a).

"**Reference Property**" has the meaning set forth in Section 10(f).

"**Register**" means the securities register maintained in respect of the Series B Preferred Stock by the Corporation or the Transfer Agent, as applicable.

"**Reorganization Event**" has the meaning set forth in Section 10(f).

"**Requisite Stockholder Approval**" means the stockholder approval contemplated by Rule 5635(b) of the NASDAQ listing rules with respect to the issuance of shares of Common Stock upon conversion of the Series B Preferred Stock; provided, however, that the Requisite Stockholder Approval will be deemed to be obtained if, due to any amendment or binding change in the interpretation of the applicable NASDAQ listing rules, such stockholder approval is no longer required for the Company to settle all conversions of the Series B Preferred Stock in shares of Common Stock.

"**Scheduled Trading Day**" means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading. If the Common Stock is not so listed or admitted for trading, "Scheduled Trading Day" means a Business Day.

"**Senior Securities**" has the meaning set forth in Section 3.

"**Series A Preferred Stock**" means the Corporation's Series A Preferred Stock, par value $0.001 per share.

"**Series B Preferred Stock**" has the meaning set forth in Section 1.

"**Stock Price**" has the following meaning for any Make-Whole Change in Control: (A) if the holders of Common Stock receive only cash in consideration for their shares of Common Stock in a Make-Whole Change in Control and such Make-Whole Change in Control is pursuant to clause (b) of the definition of "Change in Control," then the Stock Price is the amount of cash paid per share of Common Stock in such Make-Whole Change in Control; and (B) in all other cases, the Stock Price is the average of the Closing Prices per share of Common Stock for the five (5) consecutive Trading Days ending on, and including, the Trading Day immediately before the Make-Whole Change in Control Effective Date of such Make-Whole Change in Control.

"**Stockholder Voting Power**" means the aggregate number of votes which may be cast by holders of the Corporation's Voting Stock, with the calculation of such aggregate number of votes being conclusively made for all purposes under this Certificate of Designations and the Certificate of Incorporation, absent manifest error, by the Corporation based on the Corporation's review of the Register, the Corporation's other books and records, each Holder's public filings pursuant to Section 13 or Section 16 of the Exchange Act and any other written evidence satisfactory to the Corporation regarding any Holder's beneficial ownership of any securities of the Corporation.

"**Subsidiary**" means, with respect to any Person, any corporation, limited liability company, partnership or other entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is, at the time of determination, owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership, limited liability company, or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof, or (iii) if a non-profit corporation or similar entity, the power to vote or direct the voting of sufficient securities or membership or other interests to elect directors (or comparable authorized persons of such entity) having a majority of the voting power of the board of directors (or comparable governing body) of such corporation or similar entity is, at the time of determination, owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons is allocated a majority of partnership, association or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, limited liability company, association or other business entity. When used in the context of or based on the Corporation's consolidated financial statements, the term "Subsidiaries" shall mean those entities that the Corporation has determined to be consolidated subsidiaries under GAAP.

"**Trading Day**" means a day on which (i) trading in the Common Stock (or other security for which a closing sale price must be determined) generally occurs on NASDAQ or, if the Common Stock (or such other security) is not then listed on NASDAQ, on the principal other U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then traded and (ii) a Closing Price for the Common Stock (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Common Stock (or such other security) is not so listed or traded, "Trading Day" means a Business Day; and provided further, that for purposes of determining Daily VWAPs only, "Trading Day" means a day on which (x) there is no Market Disruption Event and (y) trading in the Common Stock generally occurs on NASDAQ or, if the Common

Stock is not then listed on NASDAQ, on the principal other U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading, except that if the Common Stock is not so listed or admitted for trading, "Trading Day" means a Business Day.

"**Transfer Agent**" means Continental Stock Transfer and Trust Company, or such other transfer agent as engaged by the Corporation with respect to the Series B Preferred Stock.

"**Valuation Period**" has the meaning set forth in Section 10(c).

"**Voting Stock**" means (a) with respect to the Corporation, the Common Stock and any other Capital Stock of the Corporation having the right to vote generally in any election of directors of the Board and (b) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

(b) *Interpretation*. Except where otherwise expressly provided or unless the context otherwise necessarily requires, in this Certificate of Designations: (i) reference to a given Article, Section, Subsection, clause, Exhibit or Schedule is a reference to an Article, Section, Subsection, clause, Exhibit or Schedule of this Certificate of Designations, unless otherwise specified; (ii) the terms "hereof," "herein," "hereto," "hereunder" and "herewith" refer to this Certificate of Designations as a whole; (iii) reference to a given agreement, instrument, document or law is a reference to that agreement, instrument, document, law or regulation as modified, amended, supplemented and restated through the date as to which such reference was made, and, as to any law or regulation, any successor law or regulation; (iv) accounting terms have the meanings given to them under GAAP, and in any cases in which there exist elective options or choices in GAAP determinations relating to the Corporation or any of its Subsidiaries, or where management discretion is permitted in classification, standards or other aspects of GAAP related determinations relating to the Corporation or any of its Subsidiaries, the historical accounting principles and practices of the Corporation or such Subsidiaries, as applicable, shall continue to be applied, unless otherwise required under GAAP; (v) reference to a Person includes its predecessors, successors and permitted assigns and transferees; (vi) the singular includes the plural and the masculine includes the feminine, and vice versa; (vii) the words "include," "includes" or "including" means "including, for example and without limitation"; and (viii) references to "days" means calendar days.

SECTION 3. **Ranking**. The Series B Preferred Stock will rank, with respect to dividend rights and rights upon Liquidation Events:

(a) senior to the Common Stock and any other class or series of the Capital Stock of the Corporation now existing or hereafter authorized, classified or reclassified, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series B Preferred Stock (other than the Series A Preferred Stock) as to divided rights and rights upon Liquidation Events (such Capital Stock, the "**Junior Securities**");

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(b) on a parity with any other class or series of Capital Stock of the Corporation now existing or hereafter authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks on a parity with the Series B Preferred Stock as to dividend rights and rights upon Liquidation Events (the "**Parity Securities**");

(c) junior to the Series A Preferred Stock and any other class or series of Capital Stock of the Corporation now existing or hereafter authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks senior to the Series B Preferred Stock as to dividend rights and rights upon Liquidation Events (the "**Senior Securities**"); and

(d) junior to all existing and future indebtedness of the Corporation.

SECTION 4. **Dividends**.

(a) *Accrual of Dividends.* From and after the Initial Issue Date of the Series B Preferred Stock, dividends ("**Dividends**") on each share of the Series B Preferred Stock shall accrue and accumulate on a daily basis, as cumulative dividends, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, at a rate equal to the Dividend Rate. All accrued but unpaid dividends on any share of the Series B Preferred Stock shall, unless declared and paid in cash or In Kind, as permitted, compound quarterly on each Dividend Payment Date. The amount of Dividends accruing with respect to any share of Series B Preferred Stock for any day shall be determined by dividing (x) the Implied Quarterly Dividend Amount as of such day by (y) the actual number of days in the Dividend Payment Period in which such day falls; *provided, however,* that if during any Dividend Payment Period any Accrued Dividends in respect of one (1) or more prior Dividend Payment Periods are paid in cash or In Kind (it being understood that no In Kind payment may be used to cure an unpaid cash dividend), then after the date of such payment the amount of Dividends accruing with respect to any share of Series B Preferred Stock for any day shall be determined by dividing (x) the Implied Quarterly Dividend Amount (recalculated to take into account such payment of Accrued Dividends) by (y) the actual number of days in such Dividend Payment Period. The amount of Dividends accrued with respect to any share of Series B Preferred Stock for any Dividend Payment Period shall equal the sum of the daily Dividend amounts accrued in accordance with the prior sentence of this Section 4(a) with respect to such share during such Dividend Payment Period. For the avoidance of doubt, for any share of Series B Preferred Stock with an Issue Date that is not a Dividend Payment Date, the amount of Dividends accrued with respect to the initial Dividend Payment Period for such share shall equal the product of (A) the daily accrual determined as specified in the prior sentence, assuming a full Dividend Payment Period in accordance with the definition of such term, and (B) the number of days from and including such Issue Date to but excluding the next Dividend Payment Date.

(b) *Payment of Dividends.* Dividends shall be payable on each share of Series B Preferred Stock quarterly in arrears, commencing on the initial Dividend Payment Date following the Issue Date of such shares, at the election of the Corporation, which election shall be made by written notice to the Holders on or prior to the Dividend Record Date corresponding to the relevant Dividend Payment Date, either (i) in cash (a "**Cash Dividend**"), to the extent such payment is not prohibited by law, and only out of funds legally available therefor, (ii) In Kind or

(iii) any combination of (i) and (ii). To the extent that the Corporation does not communicate its election for method of Dividend in writing at least three (3) Business Days prior to the relevant Dividend Payment Date, such election shall be deemed to be an election for an In Kind method of payment. To the extent all or a portion of a Dividend is made In Kind, the addition of all or a portion of the Dividend, as applicable, to the Liquidation Preference will occur automatically, without the need for any action on the part of the Corporation or any other Person. Any Dividends added to the Liquidation Preference of any share of Series B Preferred Stock as an In Kind dividend will be deemed to be declared and paid on such share of Series B Preferred Stock for all purposes of this Certificate of Designations. Cash Dividend payments shall be aggregated per Holder and shall be made to the nearest cent (with $.005 being rounded upward). Each Dividend will be paid to Holders of Preferred Stock as they appear on the Register at the close of business on the fifteenth (15th) day of the calendar month of the applicable Dividend Payment Date, whether or not such date is a Business Day (each, a "**Dividend Record Date**").

(c) *Dividend Calculations*. Dividends on the Series B Preferred Stock shall accrue daily commencing on the Initial Issue Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

(d) *Conversion Following a Record Date*. If the Conversion Time for any share of Series B Preferred Stock is prior to the close of business on a Dividend Record Date, the Holder of such shares will not be entitled to any Dividend in respect of such Dividend Record Date, other than through the inclusion of Accrued Dividends as of the Conversion Time in the calculation of Accrued Value. If the Conversion Time for any shares of Series B Preferred Stock is after the close of business on a Dividend Record Date but prior to the corresponding Dividend Payment Date for such Dividend, the Holder of such shares as of such Dividend Record Date shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the applicable scheduled dividend payment date; *provided, however,* that (i) in the case of an In Kind Dividend, the amount of such Dividend shall be included in the Accrued Dividends as of the Conversion Time in the calculation of Accrued Value as if such Conversion Time was the Dividend Payment Date and (ii) in the case of a Cash Dividend, the amount of such Dividend shall not be included for the purpose of determining the amount of Accrued Dividends with respect to such Conversion Time.

(e) *Partial Dividend Payment*. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Accrued Dividends with respect to the Series B Preferred Stock, such payment shall be distributed pro rata among the Holders of Series B Preferred Stock based upon the aggregate Accrued Dividends on the shares held by each such Holder.

SECTION 5. **Liquidation Rights**.

(a) *Voluntary or Involuntary Liquidation*. In the event of any Liquidation Event, then, on a *pari passu* basis with holders of any Parity Securities and subject to the rights of holders of Senior Securities, Holders of Series B Preferred Stock shall be entitled to receive in full, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation, before any distribution of such assets and/or proceeds is made to or set aside for the holders of any other Junior Securities, an amount per share of Series B Preferred Stock equal to the greater of (i) the Accrued Value as of the date of such Liquidation Event and (ii) the amount such Holders would have received had such Holders, immediately prior to such Liquidation Event, converted such shares of Series B Preferred Stock and Accrued Dividends with respect to such shares of Series B Preferred Stock to Common Stock. Holders of Series B Preferred Stock shall not be entitled to any further payments in the event of any such Liquidation Event other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Corporation's remaining assets.

(b)   *Partial Payment*. If in any distribution described in Section 5(a), the assets of the Corporation and/or proceeds thereof are not sufficient to pay the amount set forth therein in full to all Holders of shares of Series B Preferred Stock and the applicable liquidation distributions to holders of any Parity Securities, the Holders of shares of Series B Preferred Stock and the holders of any Parity Securities shall be entitled to receive their pro rata portion of such assets and/or proceeds in proportion to the respective full preferential amounts that would otherwise be payable in respect of the Series B Preferred Stock and any Parity Securities in the aggregate upon such liquidation if all amounts payable on or with respect to such shares of Series B Preferred Stock and any Parity Securities were paid in full.

SECTION 6. **Voting Rights**.

(a)   The Holders of Series B Preferred Stock shall not have any voting rights except as from time to time required by law or expressly contemplated in this Certificate of Designations.

(b)   Except as required or requested by applicable judgment, decree, or order of any court, arbitrator or other governmental authority or any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws, including all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, at any time that there remains Series B Preferred Stock outstanding, unless otherwise approved by the Holders of a majority of the then-outstanding Series B Preferred Stock, the Corporation agrees not to take the following actions:

i.   The Corporation shall not amend or waive any provision contained in the Certificate of Incorporation in any way that materially, adversely and disproportionately affects the rights, preferences, and privileges or power of the Series B Preferred Stock.

ii.   The Corporation shall not increase the authorized number of shares of Series A Preferred Stock unless such increase is required pursuant to the Certificate of Designations of Series A Preferred Stock, dated September 13, 2024, and as modified by the waivers entered into by all of the holders of the Series A Preferred Stock on September 17, 2024.

iii.   Other than in connection with the Series A Preferred Stock, the Corporation shall not issue any equity securities of the Corporation containing rights, preferences

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or privileges with respect to distributions or liquidation superior to or on parity with the Series B Preferred Stock.

iv.   The Corporation shall not repurchase or redeem any issued and outstanding Common Stock other than any such repurchases or redemptions (i) undertaken in connection with any equity incentive agreements approved by the Board, (ii) undertaken to satisfy obligations of the Corporation existing on the date of this Certificate of Designations or (iii) that do not result in payments by the Corporation in an aggregate amount, together with all prior payments made pursuant to this clause (iii), in excess of $50.0 million.

SECTION 7. **Optional Conversion**.

(a)   *Right to Convert*. Subject to the terms of Section 13, each Holder shall have the right, at such Holder's option, subject to the conversion procedures set forth in Section 7(c), to convert each share of such Holder's Series B Preferred Stock at such time into the number of shares of Common Stock equal to (i) the Accrued Value *divided by* (ii) the applicable Conversion Price (an "**Optional Conversion**"). The "**Conversion Price**" applicable to the Series B Preferred Stock shall initially be equal to $14.02. Such initial Conversion Price, and the Conversion Rate, shall be subject to adjustment as provided below. The right of conversion may be exercised as to all or any portion of such Holder's Series B Preferred Stock from time to time in accordance with this Section 7; provided that, in each case, no right of conversion may be exercised by a Holder in respect of fewer than 10 shares of Series B Preferred Stock (unless such conversion relates to all shares of Series B Preferred Stock held by such Holder).

(b)   *Reserved Shares*. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series B Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series B Preferred Stock then outstanding. Any shares of Common Stock issued upon conversion of Series B Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable.

(c)   *Mechanics of Optional Conversion*. In order for a Holder to effect an Optional Conversion, such Holder shall (i) provide written notice (the form of which is attached hereto as **Exhibit A**) to the Transfer Agent ("**Conversion Notice**") that such Holder elects to convert all or any number of such Holder's shares of Series B Preferred Stock and, if applicable, any event on which such conversion is contingent, including, but not limited to a Change in Control or other corporate transaction as such Holder may specify, and (ii) if such Holder's shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the Transfer Agent. The Conversion Notice shall state such Holder's name or the names of the nominees in which such Holder wishes the shares of Common Stock to be issued. If required by the Corporation or the Transfer Agent, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in a form reasonably satisfactory to the Corporation, duly executed by the registered Holder or his, her or its attorney duly authorized in writing. The Holder shall pay any stock transfer, documentary, stamp or similar taxes required to be paid by the Holder pursuant to this Certificate of Designations. The close of business on the date of receipt by the Transfer Agent of the Conversion Notice and, if

14

applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, and, using commercially reasonable efforts to do so no later than the next Trading Day, issue and deliver to such Holder, or to his, her or its nominees, a notice of issuance for the number of shares of Common Stock in accordance with the provisions hereof and a notice of issuance for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock. Such delivery of shares of Common Stock shall be made by book-entry, through the facilities of DTC. Notwithstanding anything to the contrary herein, the number of shares of Common Stock deliverable per share of Series B Preferred Stock upon conversion shall not be in contravention of the Ownership Limitation.

(d)　　*Effect of Conversion*. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, all rights with respect to such shares shall immediately cease and terminate, and Dividends shall no longer accrue or be declared on any such shares of Series B Preferred Stock at the Conversion Time, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(e)　　*No Further Adjustment*. Until the Conversion Time with respect to any share of Series B Preferred Stock has occurred, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein.

SECTION 8. **Mandatory Conversion**.

(a)　　*Mandatory Conversion Event*. Subject to the terms of Section 13, on or after July 5, 2029, the Corporation may elect (the "**Mandatory Conversion Right**"), at any time the Closing Price per share of Common Stock has been at least 175% of the Conversion Price for at least twenty (20) Trading Days (whether or not consecutive) during any thirty (30) consecutive Trading Days (including the last day of such period), the last day of which shall be the Trading Day immediately preceding the date of the Mandatory Conversion Notice (defined below), to cause all (but not less than all) of the outstanding shares of Series B Preferred Stock to convert (such conversion, a "**Mandatory Conversion**") into a number of shares of Common Stock per share of Series B Preferred Stock equal to (i) the Accrued Value *divided by* (ii) the applicable Conversion Price, on the 7th Business Day following the delivery of the Mandatory Conversion Notice (the "**Mandatory Conversion Time**"). For the avoidance of doubt, the Mandatory Conversion of the Series B Preferred Stock with a Mandatory Conversion Time prior to June 20, 2035 will constitute a Make-Whole Change in Control pursuant to clause (B) of the definition thereof.

(b)　　*Procedural Requirements*. If the Corporation elects to exercise the Mandatory

Conversion Right, all Holders of the Series B Preferred Stock shall be sent written notice of the Corporation's exercise of the Mandatory Conversion Right, the Mandatory Conversion Time, and the place designated for Mandatory Conversion of such shares of Series B Preferred Stock pursuant to this Section 8(b) (such notice, the "**Mandatory Conversion Notice**") (including to or through DTC and the Transfer Agent, if applicable). Prior to the Mandatory Conversion Time specified in the Mandatory Conversion Notice, each Holder shall, if such Holder's shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the Transfer Agent and state such Holder's name or the names of the nominees in which such Holder wishes the shares of Common Stock to be issued. If required by the Corporation or the Transfer Agent, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in a form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The Holder shall pay any stock transfer, documentary, stamp or similar taxes required to be paid by the Holder pursuant to this Certificate of Designations. The date of the Mandatory Conversion Notice shall be the time of conversion, and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, on the date of the Mandatory Conversion Time, issue and deliver to such Holder the number of shares of Common Stock in accordance with the provisions hereof. Such delivery of shares of Common Stock shall be made by book-entry, through the facilities of DTC. Notwithstanding anything to the contrary herein, the number of shares of Common Stock deliverable per share of Series B Preferred Stock upon conversion shall not be in contravention of the Ownership Limitation.

(c)   *Reserved*.

(d)   *Effect of Conversion*. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, all rights with respect to such shares shall immediately cease and terminate, and Dividends shall no longer accrue or be declared on any such shares of Series B Preferred Stock at the Mandatory Conversion Time, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(e)   *No Further Adjustment*. Until the Mandatory Conversion Time with respect to any share of Series B Preferred Stock has occurred, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein.

SECTION 9. **Fractional Shares**. The Corporation shall not issue any fractional shares of Common Stock upon conversion of Series B Preferred Stock and in the event that any conversion of the shares of Series B Preferred Stock would result in the issuance of a fractional share, the number of shares of Common Stock issued or issuable to such Holder shall be rounded up to the nearest whole share of Common Stock. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a

Holder's Series B Preferred Stock being converted into Common Stock and the aggregate number of shares of Common Stock issuable to such Holder upon such conversion.

SECTION 10. **Anti-Dilution Adjustments**. The Conversion Price shall be adjusted from time to time by the Corporation if any of the following events occurs, except that the Corporation shall not make any adjustments to the Conversion Price if Holders of the Series B Preferred Stock participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Common Stock and solely as a result of holding shares of Series B Preferred Stock, in any of the transactions described in Sections 10(a), 10(b), 10(c), 10(d) or 10(e), without having to convert their Series B Preferred Stock, as if they held a number of shares of Common Stock equal to the number of shares of Common Stock into which the number of shares of Series B Preferred Stock held by such Holder are then convertible pursuant to Section 7 (without regard to any limitations on conversion).

(a)   *Subdivisions, Combinations and Stock Dividends*. If the Corporation exclusively issues shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Corporation effects a share split or share combination, or a reclassification of Common Stock into a greater or lesser number of shares of Common Stock (in each case excluding an issuance solely pursuant to a Reorganization Event, as to which the provisions of Section 10(f) shall apply), the Conversion Price shall be adjusted based on the following formula:

$$CP' = CP_0 \times \frac{OS_0}{OS'}$$

where,

CP_0 = the Conversion Price in effect immediately prior to the close of business on the record date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split, share combination or reclassification, as applicable;

CP' = the Conversion Price in effect immediately after the close of business on such record date or immediately after the open of business on such effective date, as applicable;

OS_0 = the number of shares of Common Stock outstanding immediately prior to the close of business on such record date or immediately prior to the open of business on such effective date, as applicable (before giving effect to any such dividend, distribution, split or combination); and

OS' = the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split, share combination or reclassification.

Any adjustment made under this Section 10(a) shall become effective immediately after the close of business on the record date for such dividend or distribution, or immediately after the open of business on the effective date for such share split, share combination or reclassification, as applicable. If any dividend or distribution of the type described in this Section 10(a) is declared but not so paid or made, the Conversion Price shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(b)   *Rights Offerings*. If the Corporation distributes to all or substantially all holders of the Common Stock any rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which Section 10(c) shall apply) entitling them, for a period of not more than sixty (60) calendar days after the announcement date of such distribution, to subscribe for or purchase shares of the Common Stock at a price per share that is less than the arithmetic average of the Daily VWAPs of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such distribution, the Conversion Price shall be decreased based on the following formula:

$$CP' = CP_0 \times \frac{OS_0 + Y}{OS_0 + X}$$

where,

CP_0 =   the Conversion Price in effect immediately prior to the close of business on the record date for such distribution;

CP' =   the Conversion Price in effect immediately after the close of business on such record date;

OS_0 =   the number of shares of Common Stock outstanding immediately prior to the close of business on such record date;

X =   the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y =   the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, *divided by* the arithmetic average of the Daily VWAPs of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the distribution of such rights, options or warrants.

Any decrease made under this Section 10(b) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the close of business on the record date for such distribution. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price shall be increased to the Conversion Price that would then be in effect had the decrease with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Price shall be increased to the Conversion Price that would then be in effect if such record date for such distribution had not occurred.

For purposes of this Section 10(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of the Common Stock at less than such arithmetic average of the Daily VWAPs of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such distribution, and in determining the aggregate offering price of such shares of Common Stock, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Corporation in good faith.

(c)   *Distributed Property; Spin-Offs*. If the Corporation distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Corporation or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding (i) dividends, distributions, rights, options or warrants as to which an adjustment was effected (or would be required without regard to Section 10(j)) pursuant to Section 10(a) or Section 10(b), (ii) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 10(d) shall apply, (iii) Spin-Offs as to which the provisions set forth below in this Section 10(c) shall apply, (iv) except as otherwise described in Section 10(g), rights issued or otherwise distributed pursuant to a stockholder rights plan and (v) a distribution solely pursuant to a Reorganization Event, as to which the provisions of Section 10(f) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the "**Distributed Property**"), then the Conversion Price shall be decreased based on the following formula:

$$CP' = CP_0 \times \frac{SP_0 - FMV}{SP_0}$$

where,

CP_0 =   the Conversion Price in effect immediately prior to the close of business on the record date for such distribution;

CP' =   the Conversion Price in effect immediately after the close of business on such record date;

SP_0 =   the arithmetic average of the Daily VWAPs of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution; and

FMV =   the fair market value (as determined by the Corporation in good faith) of the Distributed Property with respect to each outstanding share of the Common Stock on the ex-dividend date for such distribution.

Any decrease made under the portion of this Section 10(c) above shall become effective immediately after the close of business on the record date for such distribution. To the extent such distribution is not so paid or made, the Conversion Price shall be increased to the

Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid. Notwithstanding the foregoing, if "FMV" (as defined above) is equal to or greater than "SP_0" (as defined above), in lieu of the foregoing decrease, each Holder of a share of Series B Preferred Stock shall receive, in respect of each such share, at the same time and upon the same terms as holders of the Common Stock receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of shares of Common Stock that such share of Series B Preferred Stock would have been convertible into at the Conversion Price in effect on the record date for the distribution. If the Corporation in good faith determines the "FMV" (as defined above) of any distribution for purposes of this Section 10(c) by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the Daily VWAPs of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution.

If the Corporation distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit of the Corporation to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Reorganization Event, as to which the provisions of Section 10(f) shall apply; or (y) a tender offer or exchange offer for shares of the Common Stock, as to which the provisions of Section 10(e) shall apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a "**Spin-Off**"), then the Conversion Price shall be decreased based on the following formula:

$$CP' = CP_0 \times \frac{MP_0}{FMV_0 + MP_0}$$

where,

CP_0 = the Conversion Price in effect immediately prior to the end of the Valuation Period;

CP' = the Conversion Price in effect immediately after the end of the Valuation Period;

FMV_0 = the product of (x) the arithmetic average of the Daily VWAPs per share or unit of the Capital Stock or equity interests distributed to holders of the Common Stock (determined by reference to the definitions of Daily VWAP, Trading Day and Market Disruption Event as if references therein to Common Stock (or its securities exchange ticker) were instead references to such Capital Stock or similar equity interests (or its securities exchange ticker)) over the first 10 consecutive Trading Day period after, and including, the ex-dividend date of the Spin-Off (the "**Valuation Period**"); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Spin-Off; and

MP_0 = the arithmetic average of the Daily VWAPs of the Common Stock for each Trading Day in the Valuation Period.

The decrease to the Conversion Price under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that in respect of any conversion of Series B Preferred Stock, if the relevant Conversion Time occurs during the Valuation Period, references to "10" in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the ex-dividend date of such Spin-Off to, and including, the Conversion Time or Mandatory Conversion Time, as applicable, in determining the Conversion Price for such conversion. To the extent any dividend or distribution of the type described above in this Section 10(c) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(d) *Cash Dividends*. If any cash dividend or distribution is made to all or substantially all holders of the Common Stock, the Conversion Price shall be adjusted based on the following formula:

$$CP' = CP_0 \times \frac{SP_0 - C}{SP_0}$$

where,

CP_0 = the Conversion Price in effect immediately prior to the close of business on the record date for such dividend or distribution;

CP' = the Conversion Price in effect immediately after the close of business on the record date for such dividend or distribution;

SP_0 = the Closing Price of the Common Stock on the Trading Day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share the Corporation distributes to all or substantially all holders of the Common Stock.

Any decrease pursuant to this Section 10(d) shall become effective immediately after the close of business on the record date for such dividend or distribution. To the extent such dividend or distribution is not so paid, the Conversion Price shall be increased, effective as of the date the Board determines not to make or pay such dividend or distribution, to be the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid. Notwithstanding the foregoing, if "C" (as defined above) is equal to or greater than "SP_0" (as defined above), in lieu of the foregoing decrease, each Holder of a share of Series B Preferred Stock shall receive, in respect of each such share, at the same time and upon the same terms as holders of shares of the Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock that such share of Series B Preferred Stock would have been convertible into at the Conversion Price in effect on the record date for the distribution.

(e) *Tender and Exchange Offers*. If the Corporation or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act (or any successor rule)), to the extent that the cash and value of any other consideration included in the payment per share of the Common Stock (determined as of the expiration time of such offer by the Corporation in good faith) exceeds the Closing Price per share of the Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price shall be decreased based on the following formula:

$$CP' = CP_0 \times \frac{OS_0 \times SP'}{AC + (SP' \times OS')}$$

where,

CP_0 = the Conversion Price in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CP' = the Conversion Price in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value, as of the time such tender or exchange offer expires, of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer (such aggregate value to be determined, other than with respect to cash, by the Corporation in good faith);

OS_0 = the number of shares of Common Stock outstanding immediately prior to the time such tender or exchange offer expires (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS' = the number of shares of Common Stock outstanding immediately after the time such tender or exchange offer expires (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP' = the arithmetic average of the Daily VWAPs of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The decrease to the Conversion Price under this Section 10(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion of Series B Preferred Stock, if the relevant Conversion Time or Mandatory Conversion Time, as applicable, occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to "10" or "10th" in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date that such tender or exchange offer expires to, and including, the Conversion

Time or Mandatory Conversion Time, as applicable, in determining the Conversion Price for such conversion.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(f)   *Adjustment for Reorganization Events*. If there shall occur any:

(i)   recapitalization, reclassification or change of the Common Stock (other than (x) changes solely resulting from a subdivision or combination of the Common Stock, (y) a change only in par value or from par value to no par value or no par value to par value or (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities);

(ii)   consolidation, merger, combination or binding or statutory share exchange involving the Corporation;

(iii)   sale, lease or other transfer of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, to any Person; or

(iv)   other similar event,

in each case, as a result of which, the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (a "**Reorganization Event**"), then following any such Reorganization Event, each share of Series B Preferred Stock shall remain outstanding and be convertible into the number, kind and amount of securities, cash or other property which a Holder would have received in such Reorganization Event had such Holder converted its shares of Series B Preferred Stock into the applicable number of shares of Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of such Reorganization Event (the "**Reference Property**"); and, in such case, appropriate adjustment shall be made in the application of the provisions set forth in this Section 10 with respect to the rights and interests thereafter of the Holders, to the end that the provisions set forth in this Section 10 (including provisions with respect to changes in and other adjustments of the Conversion Price, to the extent the Reference Property consists of property other than cash and the Holders do not participate, on an as-converted basis, in applicable events with respect thereto) and Section 11 shall thereafter be applicable in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Preferred Stock. The Corporation (or any successor thereto) shall, no later than the Business Day after the effective date of such Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that each share of Series B Preferred Stock will be convertible into under this Section 10(f). Failure to deliver such notice shall not affect the operation of this Section 10(f). The

Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless (i) such agreement provides for, or does not interfere with or prevent (as applicable), conversion of the Series B Preferred Stock in a manner that is consistent with and gives effect to this Section 10(f) and (ii) to the extent that the Corporation is not the surviving corporation in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made (as determined by the Corporation in good faith) in the agreements governing such Reorganization Event for the conversion of the Series B Preferred Stock into the Reference Property and the assumption by such Person of the obligations of the Corporation under this Certificate of Designations.

If the Reorganization Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then for the purposes of this Section 10(f), the Reference Property into which the Series B Preferred Stock shall be convertible shall be deemed to be the weighted average of the types and amounts of consideration per share actually received by holders of Common Stock. The Corporation shall notify holders and the Transfer Agent of the weighted average as soon as practicable after such determination is made.

(g)   *Stockholder Rights Plan*. If the Corporation has a stockholder rights plan in effect upon conversion of the Series B Preferred Stock, each share of Common Stock issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Series B Preferred Stock, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable stockholder rights plan, the Conversion Price shall be adjusted at the time of separation as if the Corporation distributed to all or substantially all holders of the Common Stock Distributed Property as provided in Section 10(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(h)   *Participating Dividends*. In the event the Corporation shall make or issue, or, if earlier, fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or distribution of cash or property (other than Common Stock) the Corporation shall simultaneously declare and pay a dividend in cash or such other property on the Series B Preferred Stock (each, a "**Participating Dividend**") on a pro rata basis with the Common Stock determined on an as-converted basis assuming all Series B Preferred Stock then outstanding had been converted pursuant to Section 7 as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined).

(i)   *Rounding; Par Value*. All calculations under Section 10 shall be made to the nearest 1/10,000th of a cent or to the nearest 1/10,000th of a share, as the case may be (with 5/100,000ths rounded upward). No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of the Common Stock.

(j)   *Adjustment Deferral*. If an adjustment to the Conversion Price otherwise required by this Certificate of Designations would result in a change of less than one percent (1%) to the

Conversion Price, then the Corporation may, at its election, defer such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest of the following: (1) when all such deferred adjustments would result in a change of at least one percent (1%) to the Conversion Price; (2) the Conversion Time or Mandatory Conversion Time, as applicable, of any share of Series B Preferred Stock; (3) the date of any Mandatory Conversion Notice; (4) the date of any Initial Change in Control Notice; (5) any Change in Control Effective Date and/or any Make-Whole Change in Control Effective Date; and (6) the occurrence of any vote of the stockholders of the Corporation.

(k)   *Certificate as to Adjustment.*

(i)   Promptly following any adjustment of the Conversion Price, the Corporation shall furnish to each Holder at the address specified for such Holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such Holder, which may be an electronic mail address) a certificate of an officer of the Corporation setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)   As promptly as reasonably practicable following the receipt by the Corporation of a written request by any Holder, but in any event not later than thirty (30) days thereafter, the Corporation shall furnish to such Holder a certificate of an officer of the Corporation certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities or assets then issuable to such Holder upon conversion of the shares of Series B Preferred Stock held by such Holder.

(l)   *Notices.* In the event that the Corporation shall take a record of the holders of its Common Stock (or other Capital Stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of Capital Stock of any class or any other securities, or to receive any other security, then, unless the Corporation has previously publicly announced such information (including through filing such information with the Securities and Exchange Commission), the Corporation shall send or cause to be sent to each at the address specified for such Holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such Holder, which may be an electronic mail address) at least ten (10) calendar days prior to the applicable record date, the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent.

(m)   *Non-Circumvention.* For the avoidance of doubt, the adjustments provided in this Section 10 may not result in the Holders being in contravention of the Ownership Limitation.

SECTION 11. **Change in Control Redemption**.

(a) *Change in Control Redemption Right.* If the Corporation undergoes a Change in

Control, effective as of the thirty-fifth (35th) Trading Day immediately following the Change in Control Effective Date (the "**Change in Control Redemption Time**"), (i) the Holder of each share of Series B Preferred Stock will have the right to require the Corporation to redeem (a "**Holder Redemption**") any or all of such Holder's Series B Preferred Stock and (ii) the Corporation will have the option to redeem (a "**Corporation Redemption**", and together with a Holder Redemption, a "**Change in Control Redemption**") all (but not less than all) of the then-outstanding shares of Series B Preferred Stock, out of funds legally available therefor, for a cash amount equal to, on a per share basis, the Accrued Value (the "**Redemption Price**").

(b) *Initial Change in Control Notice; Election of Change in Control Redemption.* On or before the twentieth (20th) Business Day prior to the anticipated Change in Control Effective Date (or, if later, promptly after the Corporation discovers that a Change in Control may occur), a written notice (the "**Initial Change in Control Notice**") shall be sent by or on behalf of the Corporation to the Holders as they appear in the Register, which notice shall set forth a description of the anticipated Change in Control and contain (i) the date on which the Change in Control is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Change in Control was filed), (ii) the date of the expected Change in Control Redemption Time, (iii) a description of the material terms and conditions of the Change in Control and (iv) the then applicable Conversion Price. On or before the Change in Control Effective Date, the Company shall send a written notice (the "**Change in Control Notice**") to the Holders as they appear in the Register, which notice shall set forth a description of the Change in Control and contain (i) the Change in Control Effective Date, (ii) the date of the Change in Control Redemption Time, (iii) a description of the material terms and conditions of the Change in Control and (iv) the then applicable Conversion Price. No later than ten (10) Business Days following the date of the Change in Control Notice, any Holder that desires to exercise its rights for a Holder Redemption shall notify the Corporation in writing thereof and shall specify (x) whether such Holder is electing to exercise its right to effect a Holder Redemption of all or a portion of its shares of Series B Preferred Stock, and (y) the number of shares of Series B Preferred Stock subject to the Holder Redemption. No later than five (5) Business Days following the date of the Change in Control Notice, if the Corporation desires to exercise its rights for a Corporation Redemption, it shall notify each Holder in writing thereof.

(c) *Change in Control Redemption Procedure.* To receive the Redemption Price, a Holder must surrender to the Corporation their certificate or certificates, if any, or an affidavit of loss, representing such shares of Series B Preferred Stock, and provide the Corporation with satisfactory information with respect to the transfer of the Redemption Price. The Redemption Price shall be payable in cash by the Corporation in immediately available funds to the respective Holders of the Series B Preferred Stock, except to the extent prohibited by the DGCL.

(d) *Conversion.* Notwithstanding anything to the contrary contained herein, each Holder of Shares of Series B Preferred Stock shall have the right to elect, prior to the Change in Control Redemption Time, to exercise the conversion rights, if any, in accordance with Section 7.

(e) *Treatment of Shares; Partial Exercise.* Until a share of Series B Preferred Stock is redeemed by the payment or deposit in full of the applicable Redemption Price or converted in accordance with Section 7, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein. In the event that a Change in Control Redemption is effected with respect to shares of Series B Preferred Stock representing less than all shares of Series B Preferred Stock held by a Holder, promptly following such Change in Control Redemption, the Corporation shall reflect in the Register the remaining shares of Series B Preferred Stock held by such Holder.

(f) *Termination of Rights.* With respect to any share of Series B Preferred Stock to be redeemed by the Corporation pursuant to a Change in Control Redemption and which has been redeemed in accordance with the provisions of this Section 11, (i) dividends shall cease to accrue on such share, (ii) such share shall no longer be deemed outstanding and (iii) all rights with respect to such share shall cease and terminate other than the rights of the Holder thereof to receive the Redemption Price therefor.

(g) *Sufficient Funds*. If the Corporation shall not have sufficient funds legally available to redeem all shares of Series B Preferred Stock required under Section 11(a), the Corporation shall (i) redeem, pro rata among the Holders (for the avoidance of doubt, other than any shares that have been converted into Common Stock in accordance with Sections 7 and 8), a number of shares of Series B Preferred Stock with an aggregate Redemption Price equal to the amount legally available for the purchase of shares of Series B Preferred Stock and (ii) purchase any shares of Series B Preferred Stock not purchased because of the foregoing limitations at the applicable Redemption Price as soon as practicable after the Corporation is able to make such purchase out of assets legally available for the purchase of such share of Series B Preferred Stock.

SECTION 12. **Adjustments to the Conversion Rate in Connection with a Make-Whole Change in Control.**

(a) *Generally.* If (A) a Make-Whole Change in Control occurs, (B) a Holder elects to convert its Series B Preferred Stock or the Corporation elects to effect a Mandatory Conversion, and (C) the Conversion Time or Mandatory Conversion Time, as the case may be, for the conversion of a share of Series B Preferred Stock occurs during the related Make-Whole Change in Control Conversion Period, then, subject to this Section 12, the Conversion Rate applicable to the shares of Series B Preferred Stock being converted pursuant to such conversion (in the case of a partial conversion, only those shares of Series B Preferred Stock that are converted) will be increased by a number of shares (the "**Additional Shares**") set forth in the table below corresponding (after interpolation as provided in, and subject to, the provisions below) to the Make-Whole Change in Control Effective Date and the Stock Price of such Make-Whole Change in Control:

Effective Date	$10.78	$11.87	$14.02	$16.00	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00
June 20, 2025	16.2344	16.2344	14.8759	12.2581	8.6615	5.9212	4.1990	2.2340	1.2156	0.2067	0.0000
June 20, 2026	16.2344	16.2344	14.8759	12.2581	8.6615	5.9212	4.1990	2.2340	1.2156	0.2067	0.0000
June 20, 2027	16.2344	16.2344	14.7354	12.1425	8.5800	5.8656	4.1600	2.2155	1.2092	0.2067	0.0000
June 20, 2028	16.2344	16.2344	14.5813	12.0131	8.4845	5.7972	4.1090	2.1853	1.1908	0.2067	0.0000
June 20, 2029	16.2344	16.2344	14.4080	11.8669	8.3760	5.7184	4.0497	2.1493	1.1680	0.2061	0.0000
June 20, 2030	16.2344	16.2344	14.2354	11.7206	8.2675	5.6396	3.9900	2.1128	1.1448	0.1991	0.0000
June 20, 2031	16.2344	16.2344	14.0749	11.5850	8.1665	5.5656	3.9340	2.0785	1.1228	0.1921	0.0000
June 20, 2032	16.2344	16.2344	13.9401	11.4713	8.0825	5.5052	3.8887	2.0518	1.1064	0.1876	0.0000
June 20, 2033	16.2344	16.2344	13.7889	11.3431	7.9865	5.4348	3.8353	2.0190	1.0856	0.1813	0.0000
June 20, 2034	16.2344	16.2344	13.6583	11.2319	7.9025	5.3732	3.7883	1.9900	1.0672	0.1757	0.0000
June 20, 2035	16.2344	16.2344	13.5314	11.1231	7.8200	5.3112	3.7407	1.9598	1.0474	0.1693	0.0000

If such Make-Whole Change in Control Effective Date or Stock Price is not set forth in the table above, then:

(1) if such Stock Price is between two Stock Prices in the table above or the Make-Whole Change in Control Effective Date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices in the table above or the earlier and later dates in the table above, based on a three hundred sixty-five (365) or three hundred sixty-six (366)-day year, as applicable; and

(2) if the Stock Price is greater than $100.00 (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above are adjusted pursuant to Section 12(b)), or less than $10.78 (subject to adjustment in the same manner), per share, then no Additional Shares will be added to the Conversion Rate.

Notwithstanding anything to the contrary in this Certificate of Designations, in no event will the Conversion Rate be increased to an amount that exceeds 87.5611 shares of Common Stock per $1,000 Liquidation Preference of Series B Preferred Stock, which amount is subject to adjustment in the same manner as the numbers of Additional Shares set forth in the table above are adjusted pursuant to Section 12(b).

(b) *Adjustment of Stock Prices and Additional Shares*. The Stock Prices in the first row (i.e., the column headers) of the table set forth in Section 12(a) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted as a result of the operation of Section 10. The numbers of Additional Shares in the table set forth in Section 12(a) will be adjusted as of any date on which the Conversion Price is otherwise adjusted. The adjusted numbers of Additional Shares shall equal the numbers applicable immediately prior to such adjustment, *multiplied by* a fraction, the numerator of which is the Conversion Price immediately prior to such adjustment giving rise to the adjustments to the numbers of Additional Shares and the denominator of which is the Conversion Price as so adjusted.

(c) *Notice of the Occurrence of a Make-Whole Change in Control*. If a Make-Whole Change in Control occurs pursuant to clause (A) of the definition thereof, then, in no event later than the Business Day immediately after the Make-Whole Change in Control Effective Date of such Make-Whole Change in Control, the Company will notify the Holders and the Transfer Agent of the Make-Whole Change in Control Effective Date of such Make-Whole Change in Control, briefly stating the circumstances under which the Conversion Price will be increased pursuant to this Section 12 in connection with such Make-Whole Change in Control. The Company will notify the Holders and the Transfer Agent of each Make-Whole Change in Control occurring pursuant to clause (B) of the definition thereof in accordance with Section 8(b).

SECTION 13. **Limitation on Conversion Right.**

(a) Notwithstanding anything to the contrary in this Certificate of Designations, if the

Requisite Stockholder Approval is required, unless and until the Requisite Stockholder Approval is obtained, no shares of Common Stock will be issued or delivered upon any proposed conversion of any Series B Preferred Stock of any Holder, and no Series B Preferred Stock of any Holder will be convertible, in each case to the extent, and only to the extent, that such issuance, delivery, conversion or convertibility would result in such Holder or a "person" or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) beneficially owning in excess of nineteen and ninety-nine-one-hundredths percent (19.99%) of the then-outstanding Stockholder Voting Power (the restrictions set forth in this sentence, the "**Ownership Limitation**"). The Corporation is not required to obtain, or to try to obtain, the Requisite Stockholder Approval.

(b) Any purported conversion (and delivery of shares of Common Stock upon conversion of the Series B Preferred Stock) will be void and have no effect to the extent, but only to the extent, that such conversion and delivery would result in such Holder becoming the beneficial owner of shares of Common Stock outstanding at such time in excess of the Ownership Limitation. For the avoidance of doubt, a Holder may effect an Optional Conversion, and the Corporation may effect a Mandatory Conversion of, a portion of such Holder's Series B Preferred Stock up to the Ownership Limitation, in each case subject to the other requirements of this Certificate of Designations applicable to such Optional Conversion or Mandatory Conversion, as applicable.

(c) Except as otherwise provided herein, if any consideration otherwise due upon the proposed conversion of any Series B Preferred Stock pursuant to an Optional Conversion or Mandatory Conversion is not delivered as a result of the Ownership Limitation, then the Corporation's obligation to deliver such consideration will not be extinguished, and the Corporation will deliver such consideration (and the relevant shares of Series B Preferred Stock shall be deemed converted) as soon as reasonably practicable after the Holder of such Series B Preferred Stock provides written evidence satisfactory to the Corporation that such delivery will not contravene the Ownership Limitation. A Holder will provide such evidence as soon as reasonably practicable after its beneficial ownership is such that additional shares of Common Stock issuable upon conversion of Series B Preferred Stock may be delivered without contravening the Ownership Limitation. For the avoidance of doubt, and notwithstanding anything herein to the contrary, until consideration due upon the conversion of any Series B Preferred Stock is delivered, such Series B Preferred Stock shall be deemed not to have converted, Dividends shall continue to accrue thereon and consideration ultimately paid out in respect thereof shall take into account such accrued Dividends (to the extent not previously paid as Cash Dividends).

SECTION 14. **Record Holders**. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent for the Series B Preferred Stock may deem and treat the record Holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

SECTION 15. **Taxes**.

(a)   *Transfer Taxes*. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series B Preferred Stock or shares of Common Stock or other securities issued on account of Series B Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock, shares of Common Stock or other securities in a name other than the name in which the shares of Series B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered Holder thereof, and shall not be required to make any such issuance, delivery or payment, unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(b)   *Withholding*. All payments and distributions (or deemed distributions) on the shares of Series B Preferred Stock (and any other securities issued on account of Series B Preferred Stock) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

SECTION 16. **Notices**. All notices referred to herein shall be in writing (which may include electronic communications) and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof (if received prior to 5:00 p.m. E.T. on a Business Day) or three (3) Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Certificate of Designations) with postage prepaid, addressed, (i) if to the Corporation, to its office at 20 North Orange Avenue, Suite 106, Orlando, Florida 32801 (Attention: Brad Kalter), or to any Transfer Agent or other agent of the Corporation designated to receive such notice as permitted by this Certificate of Designations; (ii) if to any Holder, to such Holder at the address of such Holder as listed in the Register; or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given. If a notice or communication is given in the manner provided in this Certificate of Designations within the time prescribed, it is duly given, whether or not the addressee receives it, provided that electronic communications shall only be deemed received upon acknowledgement of receipt.

SECTION 17. **Facts Ascertainable**. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Corporation shall also maintain a written record of the Issue Date, the number of shares of Series B Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 18. **Amendment and Waiver**. Any provision of this Certificate of

Designations may be amended, modified or waived only by an instrument in writing executed by the Corporation and Holders of a majority of the outstanding shares of Series B Preferred Stock, and any such written amendment, modification or waiver will be binding upon the Corporation and each Holder and each transferee or successor of each Holder.

SECTION 19. **Severability**. If any term of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

SECTION 20. **No Other Rights**. The shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed this 20th day of June, 2025.

PURECYCLE TECHNOLOGIES, INC.

By:‎_____

Name: Dustin Olson

Title:‎ Chief Executive Officer

FORM OF NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), of PureCycle Technologies, Inc., a Delaware corporation (the "Corporation"), indicated below into shares of common stock, par value $0.001 per share ("Common Stock"), of the Corporation according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned (a "nominee"), the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except as described in the Corporation's Certificate of Designations of Series B Convertible Perpetual Preferred Stock classifying the Series B Preferred Stock (the "Certificate of Designations").

Conversion calculations:

Date to Effect Conversion: _____

Event on which the Conversion is Contingent (if any): _____

Number of shares of Series B Preferred Stock owned prior to Conversion: _____

Number of shares of Series B Preferred Stock to be Converted: _____

Number of shares of Series B Preferred Stock subsequent to Conversion: _____

Address for Delivery: _____

OR

DWAC Instruction:

Broker No.: _____

Account No. _____

Capitalized terms used but not defined herein have the respective meaning assigned thereto in the Certificate of Designations.

[HOLDER]

By: _____
Name: _____
Title: _____